Exhibit (a)(1)(A)
Offer To Purchase For Cash

All Outstanding Shares of Common Stock

of
DUNE ENERGY, INC.
at
$0.30 NET PER SHARE
by
EOS MERGER SUB, INC.
a directly wholly owned subsidiary of
EOS PETRO, INC.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON THURSDAY, NOVEMBER 6, 2014, UNLESS THE OFFER IS EXTENDED.

The Offer (as defined below) is being made pursuant to the Agreement and Plan of Merger dated as of September 17, 2014 (the “Merger Agreement”), by and among Eos Petro, Inc., a Nevada corporation (“Eos”), Eos Merger Sub, Inc., a Delaware corporation and directly wholly owned subsidiary of Eos (“Purchaser”), and Dune Energy, Inc., a Delaware corporation (“Dune”). Purchaser is offering to purchase (the “Offer”) all outstanding shares of common stock of Dune, par value $0.001 per share (the “Shares”), at a price of $0.30 per Share, net to the seller in cash, without interest and less any required withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the letter of transmittal that accompanies this Offer to Purchase (the “Letter of Transmittal”).

The Offer is conditioned upon, among other things, the satisfaction of the Minimum Tender Condition (as defined below). The Offer is not subject to any financing condition or contingency. The term “Minimum Tender Condition” is defined in Section 15—“Certain Conditions of the Offer” and generally requires that the number of Shares that have been validly tendered and not properly withdrawn prior to the expiration of the Offer, together with the Shares then owned by Eos and its subsidiaries (including Purchaser), represent at least a majority of the then outstanding Shares on a fully diluted basis. The Offer is also subject to other important conditions set forth in this Offer to Purchase, as described in Section 15—“Certain Conditions of the Offer.”

The Board of Directors of Dune (the “Dune Board”) unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby (the “Transactions”), including the Offer, the Merger and the Top-Up Option (as defined herein), are advisable, and in the best interests of Dune and its stockholders, (ii) adopted resolutions approving and declaring advisable the Merger Agreement and the Transactions, (iii) resolved to recommend that the stockholders of Dune accept the Offer, tender their Shares and, if required by applicable law, adopt and approve the Merger Agreement and the Transactions, (iv) acknowledged that such approval is effective for purposes of Section 203 of the Delaware General Corporation Law (the “DGCL”), and (v) resolved to elect, to the extent permitted by law, not to be subject to any “moratorium,” “control share acquisition,” “business combination,” “fair price” or other form of anti-takeover laws and regulations of any jurisdiction that may purport to be applicable to the Merger Agreement.

A description of the reasons for the Dune Board’s approval of the Offer and the Merger is set forth in Dune’s Solicitation/Recommendation Statement on Schedule 14D-9 that is being mailed to Dune’s stockholders together with this Offer to Purchase. Dune’s stockholders are encouraged to review carefully the Schedule 14D-9, together with this Offer to Purchase.

IMPORTANT

Any stockholder of Dune wishing to tender all or a portion of that stockholder’s Shares in the Offer must (i) complete and sign the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal and mail or deliver the Letter of Transmittal and all other required documents (as described in Section 3—“Procedures for Accepting the Offer and Tendering Shares”) to the Depositary (as defined below) together with certificates representing the Shares tendered, (ii) follow the procedure for book-entry transfer described in Section 3—“Procedures for Accepting the Offer and Tendering Shares” or (iii) request that stockholder’s broker, dealer, commercial bank, trust company or other nominee to effect the transaction for that stockholder. A stockholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact that person if that stockholder wishes to tender his, her or its Shares.

Any stockholder of Dune who wishes to tender Shares and who cannot deliver certificates representing those Shares and all other required documents to the Depositary on or prior to the expiration of the Offer or who cannot comply with the procedures for book-entry transfer on a timely basis may tender those Shares pursuant to the guaranteed delivery procedure described in Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Questions and requests for assistance may be directed to the Information Agent (as defined below) at the address and telephone number set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery (as defined below) and other related materials may also be obtained from the Information Agent. A stockholder may also contact his, her or its broker, dealer, commercial bank, trust company or other nominee for copies of these documents.

The date of this Offer to Purchase is October 9, 2014

SUMMARY TERM SHEET

Below are some of the questions that you as a holder of shares of common stock, par value $0.001 per share (the “Shares), of Dune Energy, Inc. (“Dune”) may have regarding the Offer and answers to those questions. The answers to these questions do not contain all of the information that may be relevant to your decision whether to tender your Shares.  Eos Petro, Inc. (“Eos”) and Eos Merger Sub, Inc. (“Purchaser” and together with Eos, “we,” “us” or “our”) urge you to read carefully the remainder of this Offer to Purchase and the accompanying Letter of Transmittal.

Who is offering to buy my Shares?

The Offer is being made by Purchaser, a directly wholly owned subsidiary of Eos. Eos is in the oil and gas-related business. Its aim is to explore, develop and produce oil, gas and other energy resources. Eos’ strategy involves exploiting its existing asset base and acquiring new hydrocarbon reserves, resources and exploration acreage, where opportunities exist to enhance value, while assembling professional teams to use the latest technologies to explore for oil and gas. Commercial discoveries will be appraised and then, where deemed economic, and assuming the availability of the necessary financing, progressed through to the production stage. Eos anticipates that the cash flow generated from production will be reinvested in exploration and further development of oil and gas properties.

How much is Purchaser offering to pay? What is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $0.30 per Share, net to you in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal. If you are the record owner of your Shares and you tender your Shares to us in the Offer directly, you will not have to pay any brokerage fees, commissions or similar expenses. If you own your Shares through a broker, dealer, commercial bank, trust company or other nominee, and that person tenders your Shares on your behalf, your broker, dealer, commercial bank, trust company or other nominee may charge you a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply. See the “Introduction” section of this Offer to Purchase.

Why is Purchaser making this Offer?

The purpose of the Offer is for Eos to acquire control of Dune and ultimately all of the outstanding Shares of Dune. The Offer, as the first step in the acquisition of Dune, is intended to facilitate the acquisition of Dune as promptly as practicable. In accordance with the terms and subject to the conditions set forth in the Merger Agreement, Eos expects, as promptly as practicable after completion of the Offer, to consummate the merger of Purchaser with and into Dune (the “Merger”). The purpose of the Merger is to acquire all of the issued and outstanding Shares not tendered pursuant to the Offer. Pursuant to the Merger Agreement, each remaining issued and outstanding Share (other than Shares owned by Eos, Purchaser, Dune or any of their respective subsidiaries or held by Dune stockholders properly exercising their appraisal rights under Section 262 of the DGCL will be converted into the right to receive an amount equal to the price per Share paid in the Offer, payable in cash, without interest and less any required withholding taxes. For more information, see Section 13—“Purpose of the Offer and Plans for Dune; Statutory Requirements; Appraisal Rights.”

Does Purchaser have the financial resources to complete the Offer and the Merger?

Purchaser anticipates having sufficient funds to consummate the Offer and the Merger. We estimate that the total amount of cash required to complete the transactions contemplated by the Offer and the Merger will be approximately $140 million, including: (i) approximately $22 million to purchase all of the Shares, (ii) approximately $11 million for the payment of any fees, expenses and other related amounts incurred in connection with the Offer and the Merger, and (iii) approximately $107 million to pay in full and discharge all of Dune’s outstanding indebtedness (other than accrued trade debt of Dune, which shall be assumed by the surviving entity in the Merger).

Eos has obtained a term sheet (the “Debt Term Sheet”) from Angelo, Gordon Energy Capital, LLC to provide Eos up to an aggregate of $125 million in debt financing (the “Debt Financing”) pursuant to a delayed draw term loan facility (the “Facility”).  The proceeds of the Debt Financing will be used to (i) repay existing indebtedness of Dune, (ii) fund a portion of the total consideration needed to complete the Offer and the Merger, (iii) fund drilling, completion and lease operating costs in accordance with an approved plan of spending and development (“APOD”) and (iv) pay related transaction fees and expenses at the closing of the Merger.  At the closing date, $75 million of the Facility will be available to be drawn.  Under certain circumstances, Eos will have the option to increase the aggregate amount of the Facility to $175 million. In addition, Eos has received conditional equity commitments from two investors in the aggregate amount of $75 million (the “Equity Financing”).  Eos and Purchaser anticipate that the Debt Financing, the Equity Financing and certain cash on hand will be sufficient to fund the purchase of all the Shares in the Offer and complete the Merger and to pay related transaction fees and expenses and fund working capital at the consummation of the Merger.  While the Debt Financing and Equity Financing remain subject to

i

completion of due diligence, formal documentation and other customary financing contingencies, the Offer itself is not subject to any financing condition or contingency.  See Section 10—“Source and Amount of Funds.”

Is Eos’ financial condition relevant to my decision to tender my Shares in the Offer?

No. We do not think Eos’ financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the Offer is not subject to any financing condition or contingency;

•	the Offer is for all outstanding Shares and is being made solely for cash;

•
Eos has received conditional equity letters and a debt term sheet, which, if consummated, will be sufficient to purchase all of the Shares validly tendered pursuant to the Offer and, together with cash on hand, consummate the Merger; and

•	if we consummate the Offer, we expect to acquire any remaining Shares not purchased in the Offer for the same cash price in the Merger.

See Section 10—“Source and Amount of Funds.”

What does the Dune Board think of the Offer?

The Dune Board unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer, the Merger and the Top-Up Option (as defined herein), are advisable, and in the best interests of, Dune and its stockholders, (ii) adopted resolutions approving and declaring advisable the Merger Agreement and the Transactions contemplated thereby, including the Offer, the Merger and the Top-Up Option, (iii) resolved to recommend that the stockholders of Dune accept the Offer, tender their Shares and, if required by applicable Law, adopt and approve the Merger Agreement and the Transactions contemplated thereby, including the Merger, (iv) acknowledged that such approval is effective for purposes of Section 203 of the DGCL, and (v) resolved to elect, to the extent permitted by law, not to be subject to any “moratorium,” “control share acquisition,” “business combination,” “fair price” or other form of anti-takeover laws and regulations of any jurisdiction that may purport to be applicable to the Merger Agreement.

Dune has further represented that Perella Weinberg Partners, Dune’s financial advisor (“PWP”), has delivered to the Dune Board an opinion to the effect that, as of the date of such opinion, and subject to the various assumptions and qualifications set forth therein, the Offer Price or Merger Consideration (defined in Section 12 below) to be received by the holders of Shares (other than Dune, Eos and any wholly-owned subsidiary of Eos, including Purchaser) in the Offer and the Merger is fair, from a financial point of view, to such holders.

A description of the reasons for the Dune Board’s approval of the Offer and the Merger is set forth in Dune’s Solicitation/Recommendation Statement on Schedule 14D-9 that is being mailed to Dune’s stockholders together with this Offer to Purchase. Dune’s stockholders are encouraged to review carefully the Schedule 14D-9, together with this Offer to Purchase. See the “Introduction” section of this Offer to Purchase.

What are the U.S. federal income tax consequences of having my Shares accepted for payment in the Offer or receiving cash in exchange for my Shares in the Merger?

The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. Accordingly, if you hold Shares as capital assets for U.S. federal income tax purposes and are a U.S. Holder (as defined in Section 5—“Material U.S. Federal Income Tax Consequences”), you will generally recognize a capital gain or loss on a sale of the Shares for cash pursuant to the Offer or an exchange of Shares for cash pursuant to the Merger, in an amount equal to the difference, if any, between the U.S. dollar amount you receive and your adjusted tax basis in the Shares. See Section 5—“Material U.S. Federal Income Tax Consequences.”

We urge you to consult your own tax advisors to determine the particular tax consequences to you of participating in the Offer and the Merger in light of your particular circumstances (including the application and effect of any state, local or foreign income and other tax laws).

What are the conditions to the Offer?

The Offer is conditioned upon, among other things, the following:

•
Minimum Tender Condition—Dune stockholders must validly tender and not properly withdraw prior to the expiration of the Offer that number of Shares that, together with the Shares then owned by Eos and its subsidiaries (including Purchaser), represents at least a majority of the then outstanding Shares on a fully diluted basis.

•	Additional Conditions – The Offer is also subject to additional conditions, as described in Section 15—“Certain Conditions of the Offer.”

We may not waive the Minimum Tender Condition. However, we may waive the Other Offer Conditions in our sole discretion without Dune’s consent, except: (i) no change may be made to the form of consideration to be paid; (ii) no decrease in the Offer Price or the number of Shares sought in the Offer may be made; (iii) no change which imposes additional conditions to the Offer or modifies the Minimum Tender Condition or Other Offer Conditions set forth in Annex A to the Merger Agreement in any manner adverse to the holders of the Shares may be made; (iv) neither Eos nor Purchaser may extend the Offer except in accordance with the Merger Agreement; and (v) we may not otherwise amend the Offer in any manner adverse to Dune or its stockholders. The Offer is not subject to any financing condition or contingency.

Do I have to vote to approve the Offer or the Merger?

Your vote is not required to approve the Offer. You simply need to tender your Shares if you choose to do so. However, the Offer can be completed only if, among other things, the Minimum Tender Condition is satisfied.

The Dune Board has approved and adopted the Merger Agreement. Dune stockholders will only be required to approve the Merger Agreement if we do not acquire at least 90% of the outstanding Shares in the Offer, pursuant to the exercise of the Top-Up Offer (as defined herein) or otherwise, in which case we would not be able to consummate the Merger as a “short-form” merger pursuant to Section 253 of the DGCL without the approval of the Dune stockholders.

Any solicitation of proxies or consents from Dune stockholders to adopt the Merger Agreement will be made pursuant to separate materials complying with the rules and regulations of the United States Securities and Exchange Commission (the “SEC”) to the extent applicable.

How long do I have to decide whether to tender my Shares in the Offer?

Unless we extend the Offer, you will have until 12:00 midnight, New York City time, on Thursday, November 6, 2014, to tender your Shares in the Offer. When we make reference to “the expiration of the Offer” or the “expiration date” anywhere in this Offer to Purchase, this is the time to which we are referring, including, if extended, any later time that may apply. If you cannot deliver everything required to make a valid tender by that time, you may still participate in the Offer by using the guaranteed delivery procedure that is described in Section 3 of this Offer to Purchase prior to that time. See Section 1—“Terms of the Offer” and Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Can the Offer be extended and, if so, under what circumstances?

Yes. We have agreed in the Merger Agreement that, so long as neither Dune nor Eos terminates the Merger Agreement in accordance with its terms:

•
Purchaser may from time to time extend the Offer for one or more periods of up to 10 business days each (or such longer period as may be agreed to by Dune), if at the scheduled Expiration Date any of the conditions of the Offer, including the Minimum Tender Condition and Other Offer Conditions, shall not have been satisfied or waived, until such time as such conditions are satisfied or waived to the extent permitted by the Merger Agreement; or

•	We must extend the Offer for any period or periods required by any applicable law, rule, interpretation or position of the SEC or its staff applicable to the Offer.

See Section 1—“Terms of the Offer” of this Offer to Purchase for more details on our obligation and ability to extend the Offer.

What is the Top-Up Option and when could it be exercised?

Pursuant to the Merger Agreement and subject to certain conditions, Dune has granted us an irrevocable option (the “Top-Up Option”) to purchase that number of Shares (the “Top-Up Shares”) equal to the lowest number of Shares that, when added to the number of Shares that Eos and its subsidiaries (including Purchaser) own at the time of that exercise, constitutes one Share more than 90% of the number of Shares outstanding on a fully-diluted basis. The Top-Up Option would be exercisable only once in whole and not in part, on the first date upon which Purchaser actually purchases any Shares pursuant to the Offer.  If the number of Top-Up Shares exceeds the number of authorized and unissued Shares (other than Shares reserved for issuance pursuant to other outstanding options and warrants) and Shares held in treasury, the Top-Up Option will not be exercisable. If necessary to obtain at least 90% of the outstanding Shares on a fully diluted basis, we must elect to exercise the Top-Up Option in order to facilitate prompt completion of the Merger. For more information, see Section 12—“The Merger Agreement; Other Agreements—Top-Up Option.”

How long will it take to complete the proposed transaction?

The timing of completing the Offer and the Merger will depend on a variety of factors. We announced the Offer to facilitate the acquisition of Dune as promptly as practicable.  If the conditions to the Offer are satisfied, we expect that the Offer will be consummated promptly following the Expiration Date. In accordance with the Merger Agreement, the Merger is expected to take place within two business days following the satisfaction or waiver of certain conditions to the Merger set forth in the Merger Agreement (including the consummation of the Offer), as described in Section 12—“The Merger Agreement; Other Agreements—Conditions of the Merger.” If we receive tenders in the Offer of at least 90% of the outstanding Shares on a fully diluted basis, or sufficient tenders to enable us to exercise the Top-Up Option, we anticipate that the Merger would be completed shortly following completion of the Offer.

Will the Purchaser provide a subsequent offering period?

While the term of the initial offering period may be extended subject to certain circumstances set forth herein, we will not provide any subsequent offering periods.

How will I be notified if the Offer is extended?

If we decide to extend the Offer, we will so inform American Stock Transfer & Trust Company, the depositary for the Offer (the “Depositary”), and will make a public announcement of the extension not later than 9:00 a.m., New York City time, on the business day after the day on which the Offer was scheduled to expire. See Section 1—“Terms of the Offer.”

After the Offer is consummated, do you intend to replace some or all of Dune’s directors and officers with your designees for directors and officers?

Yes. We intend to designate to the Dune Board, as soon as practicable after consummation of the Offer and Merger, all of the four current members of Eos’ own board of directors. Dune has agreed to take all actions reasonably necessary to elect those designees as directors. However, we anticipate that James Watt will remain on the Dune Board following the consummation of the Offer and Merger. We also intend to have all current Dune officers and employees remain in their positions after the Offer and Merger are consummated.

However, as of the date of this Offer to Purchase, neither Eos nor Purchaser has executed any formal agreement, arrangement or understanding with Mr. Watt or the other Dune officers and employees regarding employment or consultancy with the surviving corporation. There can be no assurance that any parties will reach an agreement. Any such arrangements would be subject to negotiation and discussion, and no terms or conditions have been agreed upon or finalized. Any such new arrangements would not become effective until at least the Effective Time of the Merger.

How do I tender my Shares?

To tender Shares into the Offer, you must deliver the certificates representing your Shares, together with a completed Letter of Transmittal and any other required documents, to the Depositary, or tender your Shares pursuant to the procedure for book-entry transfer set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” not later than the expiration date. The Letter of Transmittal is enclosed with this Offer to Purchase. If your Shares are held in street name by your broker, dealer, commercial bank, trust company or other nominee, that person can tender your Shares to the Depositary through The Depository Trust Company (the “Book-Entry Transfer Facility”).

If you cannot deliver everything required to make a valid tender to the Depositary before the expiration of the Offer, you may obtain a limited amount of additional time by having a financial institution (including most banks, savings and loan associations and brokerage houses) that is a member of a recognized Medallion Program approved by The Securities Transfer Association, Inc., including the Securities Transfer Agents Medallion Program (STAMP), the Stock Exchanges Medallion Program (SEMP) and the New York Stock Exchange, Inc. Medallion Signature Program (MSP), or any other “eligible guarantor institution,” as that term is defined in Rule 17Ad-15 of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), guarantee, pursuant to a notice of guaranteed delivery, that the missing items will be received by the Depositary within three trading days. However, the Depositary must receive the missing items within that three-trading-day period for your tender to be valid.

For a complete discussion of the procedures for tendering your Shares, see Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Until what time can I withdraw previously tendered Shares?

You can withdraw your previously tendered Shares at any time prior to expiration of the Offer, and, if we have not agreed to accept your Shares for payment within 60 days after commencement of the Offer (i.e., by December 8, 2014), you can withdraw them at any time after that time until we accept Shares for payment. For a complete discussion of the procedures for withdrawing your Shares, see Section 4—“Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of such a notice, with the required information to the Depositary while you have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares, and the broker, dealer, commercial bank, trust company or other nominee must effectively withdraw those Shares while you still have the right to withdraw Shares. For a complete discussion of the procedures for withdrawing your Shares, see Section 4 —“Withdrawal Rights.”

If I have Shares credited to my account under the Dune Corporation 401(k) Plan (the “401(k) Plan”), how do I tender my Shares?

If you have Shares credited to you through the 401(k) Plan, you should notify Ascensus, the administrator of the 401(k) Plan, of your decision to tender. The administrator of the 401(k) Plan will provide you with instructions on how to tender your shares, including any applicable deadline.

When and how will I be paid for my tendered Shares?

Purchaser will pay for all validly tendered and not properly withdrawn Shares promptly after the expiration date, subject to the terms of the Offer and the satisfaction or waiver of the conditions to the Offer, as set forth in Section 15—“Certain Conditions of the Offer.”

We will pay for your validly tendered and not properly withdrawn Shares by depositing the purchase price with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting payments to you. In all cases, payment for tendered Shares will be made only after timely receipt by the Depositary of (i) the certificates for those Shares or a confirmation of a book-entry transfer of those Shares as described in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined below) and (iii) any other required documents for the Shares. See Section 2—“Acceptance for Payment and Payment for Shares.”

Will the Offer be followed by the Merger if all of the Shares are not tendered in the Offer?

If the Minimum Tender Condition is satisfied and, upon satisfaction or waiver of the Other Offer Conditions (defined in Section 15 below), we accept and purchase Shares pursuant to the Offer, we expect to effect the Merger in accordance with the terms and subject to the conditions set forth in the Merger Agreement.  Pursuant to the Merger Agreement, we are obligated to effect the Merger shortly after the conditions thereto are satisfied.  If the Merger takes place, all remaining stockholders of Dune (other than Shares owned by Dune, Purchaser, Eos or any of their respective subsidiaries or held by Dune stockholders properly exercising their appraisal rights under Section 262 of the DGCL) will receive $0.30 per Share, net in cash, without interest and less any required withholding taxes, and Dune will become a directly wholly owned subsidiary of Eos. See the “Introduction” section of this Offer to Purchase.

v

What will happen to my options in the Offer?

The Offer is made only for Shares and is not made for any options to acquire Shares.  Pursuant to the Merger Agreement, each option to acquire Shares granted under Dune’s (i) 2007 Stock Incentive Plan, as amended on December 1, 2009, (ii) 2012 Stock Incentive Plan, as amended on April 25, 2013, and (iii) the Retention Plan (collectively, the “Company Stock Plans”) that is not fully exercisable at the date of the Merger Agreement will automatically become fully vested and exercisable immediately prior to the “Effective Time” (defined as the date upon which the Merger becomes effective by the filing of a certificate of merger with the Delaware secretary of state, or at such later time as Eos and Dune may set forth in such certificate) pursuant to the terms of the applicable Company Stock Plan.  At the Effective Time, each option granted under the Company Stock Plans will be cancelled and converted into the right to receive an amount in cash, without interest, equal to the product of the (i) the excess, if any, of the Offer Price over the per-Share exercise price of such option, and (ii) the number of Shares subject to such option.

What will happen to my Restricted Stock Units in the Offer?

As of the Effective Time, each outstanding restricted share, restricted share unit and deferred stock unit of Dune shall fully vest and be cancelled and converted into the right to receive the Merger Consideration, less any applicable withholding taxes.

What will happen to my warrants in the Offer?

As of the Effective Time, each outstanding unexercised warrant to purchase Shares (the “Company Warrants”) shall be accelerated and automatically become fully vested, cancelled, and, in exchange therefor, each former holder shall be entitled to receive an amount equal to the product of (i) the total number of Shares previously subject to such Company Warrant, and (ii) the excess, if any, of the Offer Price over the exercise price per Share previously subject to such Company Warrant.

If the Offer is completed, will Dune continue as a public company?

No. Following the purchase of Shares in the Offer, we expect to consummate the Merger in accordance with the terms and subject to the conditions set forth in the Merger Agreement. If the Merger takes place, Dune will no longer be publicly owned. If we purchase all of the Shares tendered in the Offer, there may be so few remaining stockholders and publicly held Shares, even prior to or absent the Merger, that the Shares will no longer be eligible to be traded through securities exchanges, there may not be an active or liquid public trading market (or possibly, any public trading market) for the Shares, and Dune may no longer be required to make filings with the SEC or may otherwise cease being required to comply with the SEC rules relating to publicly held companies. See Section 7—“Certain Effects of the Offer.”

If I decide not to tender, how will the Offer affect my Shares?

If you decide not to tender your Shares in the Offer and we accept and purchase Shares pursuant to the Offer and the Merger occurs, your Shares will be converted into the right to receive an amount equal to the price per Share paid in the Offer, payable in cash, without interest and less any required withholding taxes. Unless you validly exercise your appraisal rights under Section 262 of the DGCL, you will receive the same amount of cash per Share in the Merger that you would have received had you tendered your Shares in the Offer.  Therefore, if the Merger takes place, and you do not validly exercise your appraisal rights under Section 262 of the DGCL, the only difference to you between tendering your Shares and not tendering your Shares is that you will be paid earlier if you tender your Shares.

If you decide not to tender your Shares in the Offer and we purchase the Shares that are tendered, but the Merger does not occur, you will remain a stockholder of Dune. However, there may be so few remaining stockholders and publicly traded Shares that the Shares will no longer be eligible to be traded through securities exchanges and there may not be an active or liquid public trading market (or, possibly, any public trading market) for the Shares, which may affect prices at which Shares trade. Also, as described above, Dune may no longer be required to make filings with the SEC or may otherwise cease being required to comply with the SEC rules relating to publicly held companies. See the “Introduction” section of this Offer to Purchase and Section 7—“Certain Effects of the Offer.”

Are appraisal rights available in either the Offer or the Merger?

You do not have appraisal rights in connection with the Offer. However, if the Merger is consummated, stockholders of Dune who do not tender their Shares in the Offer, continue to hold Shares at the time of the consummation of the Merger, neither vote in favor of the Merger nor consent thereto in writing and otherwise comply with the applicable statutory procedures under Section 262 of the DGCL, will be entitled to demand a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of that fair value in cash, together with interest, if any, at the rate specified in Section 262 of the DGCL (all such Shares, collectively, the “Appraisal Shares”). Any such judicial determination of the fair value of the Appraisal Shares could be based upon factors other than or in addition to the consideration paid in the Offer and the market value of the Shares. Holders of Shares should recognize that the value so determined could be higher or lower than, or the same as, the Offer Price. Moreover, we may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Appraisal Shares is less than the Offer Price. The Merger Agreement provides that any dilutive impact on the value of Shares as a result of the issuance of the Top-Up Shares and the consideration for the Top-Up Shares, as described above, will not be taken into account in any determination of the fair value of any Shares held by stockholders validly exercising their appraisal rights under Section 262 of the DGCL.

If any holder of Shares who demands appraisal under Delaware law fails to perfect, or effectively withdraws or loses his, her or its rights to appraisal as provided under the DGCL, each Share held by that stockholder will be converted into the right to receive the Merger Consideration. A stockholder may withdraw his, her or its demand for appraisal, subject to the applicable provisions of the DGCL, by delivering to Dune a written withdrawal of his, her or its demand for appraisal.

Because of the complexity of Delaware law relating to appraisal rights, we encourage you to seek the advice of your own legal counsel. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of those rights. For more information, see Section 13—“Purpose of the Offer and Plans for Dune; Statutory Requirements; Appraisal Rights.”

Because appraisal rights are not available in connection with the Offer, no demand for appraisal under Section 262 of the DGCL may be made at this time.

What is the market value of my Shares as of a recent date?

On September 17, 2014, the last full trading day prior to the public announcement of the execution of the Merger Agreement, the closing price per Share as reported on the OTCBB was $0.41. On October 8, 2014, the last full trading day prior to our commencement of the Offer, the closing price per Share as reported on the OTCBB was $0.29. You are encouraged to obtain a recent quotation for the Shares before deciding whether to tender your Shares. See Section 6—“Price Range of Shares; Dividends.”

Where can I find more information about Eos and Dune?

You can find more information about Eos and Dune from various sources described in Section 8—“Certain Information Concerning Dune” and Section 9—“Certain Information Concerning Eos and Purchaser.”

Whom should I call if I have questions about the Offer?

You may call Okapi Partners, LLC toll-free at (855) 305-0856 or email them at info@okapipartners.com. Okapi Partners, LLC is acting as the information agent (the “Information Agent”) for the Offer. See the back cover of this Offer to Purchase.

TABLE OF CONTENTS	Page

SUMMARY TERM SHEET	i

INTRODUCTION	1

THE TENDER OFFER	2

1.	Terms of the Offer	4

2.	Acceptance for Payment and Payment for Shares	4

3.	Procedures for Accepting the Offer and Tendering Shares	4

4.	Withdrawal Rights	7

5.	Material U.S. Federal Income Tax Consequences	7

6.	Price Range of Shares; Dividends	9

7.	Certain Effects of the Offer	9

8.	Certain Information Concerning Dune	10

9.	Certain Information Concerning Eos and Purchaser	10

10.	Source and Amount of Funds	11

11.	Background of the Offer; Past Contacts or Negotiations with Dune	12

12.	The Merger Agreement; Other Agreements	16

13.	Purpose of the Offer and Plans for Dune; Statutory Requirements; Appraisal Rights	26

14.	Dividends and Distributions	27

15.	Certain Conditions of the Offer	27

16.	Certain Legal Matters; Regulatory Approvals	29

17.	Fees and Expenses	31

18.	Miscellaneous	31

SCHEDULE I

-i-

To the Holders of Shares of

Common Stock of Dune Corporation:

INTRODUCTION

Eos Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a directly wholly owned subsidiary of Eos Petro, Inc., a Nevada corporation (“Eos”), is offering to purchase (the “Offer”) all outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Dune Energy, Inc. (“Dune”) at a price of $0.30 per Share, net to the seller in cash, without interest and less any required withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related letter of transmittal that accompanies this Offer to Purchase (the “Letter of Transmittal”).

The Offer is being made pursuant to the Agreement and Plan of Merger dated as of September 17, 2014 (the “Merger Agreement”), by and among Eos, Purchaser and Dune. The Offer is conditioned upon, among other things, the satisfaction of the Minimum Tender Condition (as defined below). The Offer is not subject to any financing condition or contingency.

The Merger Agreement is more fully described in Section 12—“The Merger Agreement; Other Agreements.”

The term “Minimum Tender Condition” is defined in Section 15—“Certain Conditions of the Offer” and generally requires that the number of Shares that have been validly tendered and not properly withdrawn prior to the expiration of the Offer, together with the Shares then owned by Eos and its subsidiaries (including Purchaser), represent at least a majority of the then outstanding Shares on a fully diluted basis. See Section 15—“Certain Conditions of the Offer.”

The Offer is also subject to other important conditions set forth in this Offer to Purchase, as described in Section 15—“Certain Conditions of the Offer.”

At the close of business on October 7, 2014, Dune had (i) 73,128,848 Shares issued and outstanding, (ii) options and warrants to purchase 201,116 Shares issued and outstanding, and (iii) 635,833 deferred stock units issued and outstanding.  As of the date of this Offer, neither Eos nor Purchaser beneficially owns any Shares.

For purposes of the Offer, “fully diluted basis” assumes that all outstanding stock options, warrants and any other stock awards are exercisable, vested, fully earned and/or payable, as applicable (other than any options, warrants and other awards that are surrendered for cash and cancelled on the acceptance date of the Offer as described in Section 12 – “The Merger Agreement; Other Agreements – Effect on Dune Options, Stock Awards and Warrants”).

Tendering stockholders who are record owners of their Shares and tender directly to American Stock Transfer & Trust Company, the depositary for the Offer (the “Depositary”), will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult that institution as to whether it charges any service fees or commissions.

The purpose of the Offer is for Eos to acquire control of Dune, and ultimately all of the outstanding Shares. The Merger Agreement provides that, subject to the conditions described in Sections 12—“The Merger Agreement; Other Agreements” and 15—“Certain Conditions of the Offer,” as soon as practicable after consummation of the Offer, Purchaser will be merged with and into Dune (the “Merger”), with Dune continuing as the surviving corporation and a directly wholly owned subsidiary of Eos. Pursuant to the Merger Agreement, at the Effective Time of the Merger, each Share issued and outstanding immediately prior to the Effective Time will be converted into the right to receive $0.30 in cash, without any interest and less any required withholding taxes except for (i) Shares held in Dune’s treasury or owned by Eos or Purchaser or any of Eos’ or Dune’s respective subsidiaries, which will be canceled and will cease to exist and (ii) Shares owned by Dune’s stockholders who perfect their appraisal rights under the General Corporation Law of the State of Delaware (the “DGCL”). The Merger Agreement is more fully described in Section 12—“The Merger Agreement; Other Agreements.”

The Board of Directors of Dune (the “Dune Board”) unanimously  (i) determined that the Merger Agreement and the transactions contemplated thereby (the “Transactions”), including the Offer, the Merger and the Top-Up Option (as defined herein), are advisable, and in the best interests of, Dune and its stockholders, (ii) adopted resolutions approving and declaring advisable the Merger Agreement and the Transactions, (iii) resolved to recommend that the stockholders of Dune accept the Offer, tender their Shares and, if required by applicable law, adopt and approve the Merger Agreement and the Transactions, (iv) acknowledged that such approval is effective for purposes of Section 203 of the DGCL, and (v) resolved to elect, to the extent permitted by law, not to be subject to any “moratorium,” “control share acquisition,” “business combination,” “fair price” or other form of anti-takeover laws and regulations of any jurisdiction that may purport to be applicable to the Merger Agreement.

Dune has further represented that Perella Weinberg Partners, Dune’s financial advisor (“PWP”), has delivered to the Dune Board an opinion to the effect that, as of the date of such opinion, and subject to the various assumptions and qualifications set forth therein, the Offer Price or Merger Consideration to be received by the holders of Shares (other than Dune, Eos and any wholly-owned subsidiary of Eos, including Purchaser) in the Offer and the Merger is fair, from a financial point of view, to such holders.

A description of the reasons for the Dune Board’s approval of the Offer and the Merger is set forth in Dune’s Solicitation/Recommendation Statement on Schedule 14D-9 that is being mailed to Dune’s stockholders together with this Offer to Purchase (the “Schedule 14D-9”). Dune’s stockholders are encouraged to review carefully the Schedule 14D-9, together with this Offer to Purchase.

The Merger is subject to the satisfaction or waiver of certain conditions including, if required by applicable law, the adoption of the Merger Agreement and the approval of the Merger by the affirmative vote of the holders of a majority of the outstanding Shares. If required by applicable law to consummate the Merger, Dune has agreed to, after consultation with Eos, take all action necessary under all applicable laws to duly call, give notice of, convene and hold a meeting of the holders of Shares to vote on the adoption of the Merger Agreement and approval of the Merger as soon as reasonably practicable following the acceptance by Purchaser of Shares tendered in the Offer. Dune has also agreed to cause the Solicitation/Recommendation Statement on Schedule 14D-9 to comply in all material respects with the Exchange Act and other applicable laws. Eos will cause all Shares owned of record by it or any of its subsidiaries (including Purchaser) to be voted in favor of the approval and adoption of the Merger Agreement and the Merger. If the Minimum Tender Condition and the Other Offer Conditions (as defined in Section 15 below) are satisfied and the Offer is completed, Eos and Purchaser will own a number of Shares sufficient to cause the Merger Agreement to be adopted without the affirmative vote or written consent of any other holder of Shares. In addition, under the DGCL, if Purchaser acquires or controls, pursuant to the Offer, exercise of the Top-Up Option (as defined below) or otherwise, at least 90% of the outstanding Shares, Purchaser would be able to consummate the Merger without a vote of the Dune stockholders.

Dune has granted us an irrevocable option (the “Top-Up Option”) to purchase that number of Shares (the “Top-Up Shares”) equal to the lowest number of Shares that, when added to the number of Shares owned by Eos and its subsidiaries (including Purchaser) at that time, constitute one share more than 90% of the number of Shares outstanding, at an exercise price per Top-Up Share equal to the Offer Price, in accordance with the terms and subject to certain limitations set forth in the Merger Agreement, as described in Section 12—“The Merger Agreement; Other Agreements.” The Top-Up Option would be exercisable only once in whole and not in part, on the first date upon which Purchaser actually purchases any Shares pursuant to the Offer.  If the number of Top-Up Shares exceeds the number of authorized and unissued Shares (other than Shares reserved for issuance pursuant to other outstanding options and warrants) and Shares held in treasury, the Top-Up Option will not be exercisable. If we receive sufficient tenders in the Offer to enable us to exercise the Top-Up Option, we anticipate that the Merger will be completed shortly following completion of the Offer. See Section 12 —“The Merger Agreement; Other Agreements.”

This Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully in its entirety before any decision is made with respect to the Offer.

THE TENDER OFFER

1.	Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment and pay for all Shares validly tendered prior to the expiration date and not properly withdrawn as permitted pursuant to the procedures described in Section 4—“Withdrawal Rights.” The Offer will expire at 12:00 midnight, New York City time, Thursday, November 6, 2014, unless Purchaser, in accordance with the Merger Agreement, extends the period during which the Offer is open, in which event the expiration date of the Offer is the latest time and date at which the Offer, as so extended, expires (that time and date, including any such extensions, the “Expiration Date”).

The Offer is conditioned upon, among other things, the satisfaction of the Minimum Tender Condition. The Offer is also subject to other conditions set forth in this Offer to Purchase, as described in Section 15—“Certain Conditions of the Offer.” The Offer is not subject to any financing condition or contingency.

The Merger Agreement provides that so long as neither Eos nor Dune terminates the Merger Agreement in accordance with its terms:

•
We may from time to time extend the Offer for one or more periods of up to 10 business days each (or such longer period as may be agreed to by Dune), if at the scheduled Expiration Date any of the conditions of the Offer, including the Minimum Tender Condition and Other Offer Conditions, shall not have been satisfied or waived, until such time as such conditions are satisfied or waived to the extent permitted by the Merger Agreement; or

•	We must extend the Offer for any period or periods required by any applicable law, rule, interpretation or position of the SEC or its staff applicable to the Offer.

Any extension of the Offer will be followed as promptly as practicable by a public announcement thereof. Any such announcement will be made no later than 9:00 a.m., New York City time, on the next business day after the latest scheduled Expiration Date. During any such extension, all Shares previously tendered and not properly withdrawn will remain subject to the Offer, subject to the rights of a tendering stockholder to withdraw that stockholder’s Shares. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless previously accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after December 8, 2014. For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of those Shares, if different from that of the person who tendered those Shares. If Share Certificates (as defined below) evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of those Share Certificates, the serial numbers shown on the Share Certificates must be submitted to the Depositary and the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in Section 3—“Procedures for Accepting the Offer and Tendering Shares” below), unless the Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares” below, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility (as defined below) to be credited with the withdrawn Shares. All questions as to validity, form, eligibility (including time of receipt) and acceptance for payment of any tendered Shares will be determined by Purchaser, in its sole discretion, which determination will be final and binding upon the tendering party.

We may not waive the Minimum Tender Condition. However, we may waive Other Offer Conditions in our sole discretion without Dune’s consent, subject to the applicable rules and regulations of the SEC and the Merger Agreement, except: (i) no change may be made to the form of consideration to be paid; (ii) no decrease in the Offer Price or the number of Shares sought in the Offer may be made; (iii) no change which imposes additional conditions to the Offer or modifies the Minimum Tender Condition or Other Offer Conditions in any manner adverse to the holders of the Shares may be made; (iv) neither Eos nor Purchaser may extend the Offer except in accordance with the Merger Agreement; and (v) we may not otherwise amend the Offer in any manner adverse to Dune or its stockholders. The Offer is not subject to any financing condition or contingency.

The rights reserved by Eos and Purchaser as described in the immediately preceding paragraph are in addition to Eos’ and Purchaser’s rights described in Section 15—“Certain Conditions of the Offer.” Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by public announcement if required.

If, subject to the Merger Agreement, Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or waives a material Offer Condition, Purchaser will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the offer or the information concerning the offer, other than a change in the consideration offered, a change in the percentage of securities sought or inclusion of or changes to a dealer’s soliciting fee, will depend upon the facts and circumstances, including the relative materiality of the changes to the terms or information. With respect to a change in the consideration offered, a change in the percentage of securities sought or inclusion of or changes to a dealer’s soliciting fee, an offer generally must remain open for a minimum of 10 business days following the dissemination of the applicable information to stockholders.

Dune has provided Purchaser with Dune’s stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal, together with the Schedule 14D-9 and other related documents, will be mailed to record holders of Shares whose names appear on Dune’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and other nominees whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2.	Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment, purchase and promptly pay for, all Shares validly tendered and not properly withdrawn prior to the Expiration Date. Purchaser expressly reserves the right, in its sole discretion, but subject to applicable laws (including Rule 14e-1(c) under the Exchange Act), to delay acceptance for, and thereby delay payment for, Shares in order to comply with applicable laws or if any of the conditions referred to in Section 15—“Certain Conditions of the Offer” have not been satisfied. For a description of Purchaser’s right to terminate the Offer and not accept for payment or pay for Shares or to delay acceptance for payment or payment for Shares, see Section 15—“Certain Conditions of the Offer.”

We will pay for Shares accepted for payment pursuant to the Offer by depositing the purchase price with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting payments to you. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing those Shares (the “Share Certificates”) or confirmation of a book-entry transfer of the Shares (a “Book-Entry Confirmation”) into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when the foregoing documents with respect to Shares are actually received by the Depositary.

The term “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, that states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of that Book-Entry Confirmation, that the participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce that agreement against the participant. The term “Agent’s Message” also includes any hard copy printout evidencing that message generated by a computer terminal maintained at the Depositary’s office.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of those Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price for those Shares with the Depositary, which will receive payment from Purchaser and transmit payments to tendering stockholders. If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and those Shares may be withdrawn only to the extent that tendering stockholders are entitled to withdrawal rights as described below under Section 4—“Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will Purchaser pay interest on the consideration paid for tendered Shares, regardless of any extension of or amendment to the Offer or any delay in making payment.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder (or, Shares tendered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedure set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares” will be credited to an account maintained at the Book-Entry Transfer Facility), promptly following the expiration or termination of the Offer.

3.	Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders. In order for Shares to be validly tendered pursuant to the Offer, either (i) the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date and either (a) the Share Certificates evidencing the tendered Shares must be received by the Depositary at that address prior to the Expiration Date or (b) the Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date, or (ii) the tendering stockholder must comply with the guaranteed delivery procedures described below under “Guaranteed Delivery.”

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make a book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer those Shares into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures for such a transfer. However, although delivery of Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, either the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees (or, in the case of a book entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other required documents must, in any case, be transmitted to, and received by, the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedure described below. Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

Signature Guarantees. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder (which term, for purposes of this Section 3, includes any participant in the Book-Entry Transfer Facility’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless that registered holder has completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member of a recognized Medallion Program approved by The Securities Transfer Association, Inc., including the Securities Transfer Agents Medallion Program (STAMP), the Stock Exchanges Medallion Program (SEMP) and the New York Stock Exchange, Inc. Medallion Signature Program (MSP), or any other “eligible guarantor institution,” as that term is defined in Rule 17Ad-15 of the Exchange Act (each, an “Eligible Institution”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution, as described in Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in the name of, a person other than the registered holder of the Share Certificate surrendered, then the Share Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name of the registered holder appears on the Share Certificate, with the signature on that Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 5 and 7 of the Letter of Transmittal.

Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and the Share Certificates evidencing that stockholder’s Shares are not immediately available or that stockholder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the Expiration Date, or that stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, those Shares may nevertheless be tendered, so long as all of the following conditions are satisfied:

•	the tender is made by or through an Eligible Institution;

•
a properly completed and duly executed notice of guaranteed delivery (the “Notice of Guaranteed Delivery”), substantially in the form made available by Purchaser, is received by the Depositary prior to the Expiration Date as provided below; and

•
the Share Certificates (or a Book-Entry Confirmation) evidencing all such tendered Shares, in proper form for transfer, together with the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message), and any other documents required by the Letter of Transmittal are received by the Depositary within three trading days after the date of execution of the Notice of Guaranteed Delivery.

           The Notice of Guaranteed Delivery may be transmitted by manually signed facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by Purchaser.

Notwithstanding any other provision of this Offer, payment for Shares accepted pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of (i) Share Certificates evidencing those Shares or a Book-Entry Confirmation of a book-entry transfer of Shares into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal, and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when the foregoing documents with respect to Shares are actually received by the Depositary.

The method of delivery of the Shares, the Share Certificates and all other required documents (including delivery through the Book-Entry Transfer Facility) is at the option and risk of the tendering stockholder and the risk of loss of the Shares, Share Certificates and other documents will pass only after the Depositary has actually received the Shares or Share Certificates (including, in the case of a book-entry transfer, by Book-Entry Confirmation).  If delivery is by mail, it is recommended that all such documents be sent by properly insured registered mail with return receipt requested.  In all cases, sufficient time should be allowed to ensure timely delivery.

A tender of Shares pursuant to any of the procedures described above will constitute the tendering stockholder’s acceptance of the terms and conditions of the Offer, as well as the tendering stockholder’s representation and warranty to Eos and Purchaser that (i) the tendering stockholder has full power and authority to tender, sell, assign and transfer the Shares (and any and all other Shares or other securities issued or issuable in respect of those Shares on or after the date of this Offer to Purchase), (ii) when the Shares and any such other securities are accepted for payment by Purchaser, Purchaser will acquire good, marketable and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances and those Shares and any such other securities will not be subject to any adverse claim and (iii) the tendering stockholder is the registered owner of the Shares, or the Share Certificates have been endorsed to the tendering stockholder in blank, or the tendering stockholder is a participant in the Book-Entry Transfer Facility whose name appears on a security position listing as the owner of the Shares.

The acceptance for payment by Purchaser of Shares pursuant to any of the procedures described above will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the Offer.

Determination of Validity. Our interpretation of the terms and conditions of the Offer (including the accompanying Letter of Transmittal and the instructions thereto) will be final and binding to the fullest extent permitted by law. All questions as to the form of documents (including notices of withdrawal) and the validity, form and eligibility (including time of receipt) of any tender of Shares will be determined by Purchaser, in its sole discretion, which determination will be final and binding upon the tendering party to the fullest extent permitted by law. Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance of or payment for which may, in the opinion of Purchaser, be unlawful. Purchaser also reserves the absolute right to waive any condition of the Offer to the extent permitted by the Merger Agreement (other than the Minimum Tender Condition, which may not be waived by Purchaser) and applicable law or any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to the satisfaction of Purchaser. None of Eos, Purchaser, Dune, the Depositary, Okapi Partners, LLC (the “Information Agent”) or any other person is or will be under any duty to give any notification of any defects or irregularities in tenders and none of them will incur any liability for failure to give any such notification.

Appointment. By executing the Letter of Transmittal or, in the case of a book-entry transfer, by delivery of an Agent’s Message in lieu of a Letter of Transmittal, the tendering stockholder irrevocably appoints designees of Purchaser as that stockholder’s agents, attorneys-in-fact and proxies, each with full power of substitution, to the full extent of the stockholder’s rights with respect to the Shares tendered by the stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of the Shares on or after the date of this Offer to Purchase. These proxies will be governed by and construed in accordance with the laws of the State of Delaware and applicable federal securities laws. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares and other securities or rights issued or issuable in respect of those Shares. That appointment will be effective when, and only to the extent that, Purchaser accepts for payment Shares tendered by the stockholder as provided herein. Upon that appointment:

•	all prior powers of attorney, proxies and consents given by that stockholder with respect to those Shares or other securities or rights will be revoked, without further action;

•
no subsequent powers of attorney, proxies, consents or revocations may be given nor any subsequent written consent executed by the stockholder (and, if given or executed, will not be deemed to be effective) with respect thereto; and

•
the designees of Purchaser will thereby be empowered to exercise all voting, consent and other rights of the stockholder as they in their sole discretion may deem proper at any annual or special meeting of Dune’s stockholders or any adjournment or postponement thereof, by written consent in lieu of any such meeting or otherwise.

Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser’s acceptance for payment of those Shares, Purchaser must be able to exercise full voting, consent and other rights, to the extent permitted under applicable law, with respect to those Shares and other related securities or rights, including voting at any meeting of stockholders or executing a written consent concerning any matter. The Offer does not constitute a solicitation of proxies or consents from Dune’s stockholders.

Backup Withholding. To avoid backup withholding of U.S. federal income tax on payments made pursuant to the Offer, each eligible tendering U.S. Holder (as defined in Section 5—“Material U.S. Federal Income Tax Consequences”) should complete and return the Substitute Form W-9 included with the Letter of Transmittal. Eligible tendering Non-U.S. Holders (as defined in Section 5—“Material U.S. Federal Income Tax Consequences”) should complete and submit the Internal Revenue Service (“IRS”) Form W-8BEN (or other applicable IRS Form W-8), which can be obtained from the Depositary or at www.irs.gov. For a more detailed discussion of backup withholding, see Section 5—“Material U.S. Federal Income Tax Consequences.”

4.	Withdrawal Rights.

Except as otherwise described in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable.

Tenders of Shares made pursuant to the Offer may be withdrawn at any time until the Expiration Date and, unless Purchaser has accepted the Shares for payment pursuant to the Offer, may also be withdrawn at any time more than 60 days after the commencement of the Offer (i.e., after December 8, 2014).

For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of those Shares, if different from that of the person who tendered the Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of those Share Certificates, the serial numbers shown on the Share Certificates must be submitted to the Depositary and, unless those Shares have been tendered by or for the account of an Eligible Institution, the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered at any time prior to the Expiration Date by following one of the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, whose determination will be final and binding upon the tendering party to the fullest extent permitted by law. Purchaser reserves the absolute right to waive any defect or irregularity in the withdrawal of Shares by any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. None of Eos, Purchaser, Dune, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.	Material U.S. Federal Income Tax Consequences.

The following is a general summary of the material U.S. federal income tax consequences of the Offer and the Merger to stockholders of Dune whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. This summary does not purport to address all U.S. federal income tax matters that may be relevant to a particular stockholder, nor is it a complete analysis of all potential U.S. federal income tax consequences. This summary does not address any tax consequences arising under any state, local or foreign tax laws or U.S. federal estate or gift tax laws. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed and temporary regulations thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly with retroactive effect. No ruling has been or will be sought from the IRS with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the Offer and the Merger or that any such contrary position would not be sustained by a court.

This summary is limited to stockholders who hold shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This summary does not address tax considerations applicable to stockholders that may be subject to special tax rules including, without limitation, the following: (i) persons that are subject to special expatriation rules; (ii) financial institutions; (iii) insurance companies; (iv) brokers, dealers or traders in securities or currencies or notional principal contracts; (v) tax-exempt entities; (vi) persons that hold Shares as part of a “hedging” or “conversion” transaction or as a position in a “straddle” or as part of a “synthetic security” or other integrated transaction for U.S. federal income tax purposes; (vii) stockholders subject to the alternative minimum tax; (viii) regulated investment companies; (ix) real estate investment trusts; (x) persons that own (or are deemed to own) 5% or more of the Shares; (xi) partnerships and other pass-through entities and persons who hold Shares through partnerships or other pass-through entities; (xii) persons that have a “functional currency” other than the U.S. dollar; (xiii) “controlled foreign corporations”; (xiv) “passive foreign investment companies”; (xv) tax-qualified retirement plans; and (xvi) stockholders that acquired (or will acquire) Shares through exercise of employee stock options or otherwise as compensation.

For purposes of the Offer and the Merger, a “U.S. Holder” means a beneficial owner of Shares that is, for U.S. federal income tax purposes: (i) an individual who is a citizen or resident of the United States; (ii) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any political subdivision thereof; (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust if (a) a court within the

United States is able to exercise primary supervision over its administration and (b) one or more U.S. persons has the authority to control all of the substantial decisions of the trust. For purposes of the Offer and the Merger, a “Non-U.S. Holder” is a beneficial owner of Shares that is not a U.S. Holder.

If a partnership (or other entity taxable as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. Partners of partnerships holding Shares should consult their tax advisors.

The descriptions of U.S. federal income tax consequences set forth below are for general information only. All stockholders should consult their own tax advisors as to the particular tax consequences of participating in this Offer and the Merger in light of their particular circumstances, including the application of U.S. federal, state, local or foreign tax laws and possible changes in the laws.

Consequences of the Offer and the Merger to U.S. Holders. The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. Accordingly, if you hold Shares as capital assets for U.S. federal income tax purposes, you will generally recognize a capital gain or loss on a sale of the Shares for cash pursuant to the Offer or an exchange of Shares for cash pursuant to the Merger, in an amount equal to the difference, if any, between the U.S. dollar amount you receive and your adjusted tax basis in the Shares. Gain or loss will generally be calculated separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer or exchanged for cash pursuant to the Merger. Any capital gain or loss recognized will be long-term capital gain or loss if your holding period for the Shares exceeds one year as of the time of payment for your Shares pursuant to the Offer or closing of the Merger, as applicable. Currently, long-term capital gains of non-corporate taxpayers are subject to a maximum U.S. federal income tax rate of 20%. For both corporate and non-corporate taxpayers, the deductibility of capital losses is subject to limitations.

For taxable years beginning after December 31, 2012, certain taxable U.S. holders who are individuals, trusts, or estates with adjusted gross income in excess of certain thresholds are subject to a 3.8% tax on all or a portion of “net investment income,” which includes gains recognized upon a disposition of stock. U.S. holders who are individuals, estates or trusts are urged to consult their tax advisors regarding the applicability of this tax to any gain recognized pursuant to the Merger.

Consequences of the Offer and the Merger to Non-U.S. Holders. Payments made to you as a Non-U.S. Holder with respect to the Shares that you exchange in the Offer or the Merger generally will be exempt from U.S. federal income tax, unless:

•
your gain, if any, on Shares is effectively connected with your conduct of a trade or business in the United States (and, if an income tax treaty applies, is attributable to your permanent establishment in the United States), and in that event (i) you will be subject to U.S. federal income tax in the same manner as if you were a U.S. Holder (except that you should provide an IRS Form W-8ECI instead of a Substitute Form W-9) and (ii) if you are a corporation, you may also be subject to branch profits tax on that gain at a 30% rate (or such lower rate as may be specified under an applicable income tax treaty) or

•
you are an individual who was present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met, and in that event you will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as may be specified under an applicable income tax treaty) on the gain from the exchange of the Shares (net of certain losses recognized during that year).

Information Reporting and Backup Withholding. All payments to which you would be entitled pursuant to the Offer or the Merger will be subject to information reporting and backup withholding of U.S. federal income tax at a rate of 28%. Backup withholding may be avoided if you (i) are a corporation or an exempt recipient; or (ii) provide a taxpayer identification number (“TIN”) and certify that no loss of exemption from backup withholding has occurred. If you are a U.S. Holder, you should complete and sign the Substitute Form W-9 that is included with the Letter of Transmittal, to be returned to the Depositary, in order to provide the information and certification necessary to avoid backup withholding, unless an applicable exception exists and is proved in a manner satisfactory to the Depositary. If you are a Non-U.S. Holder, you must generally submit an IRS Form W-8BEN (or other applicable IRS Form W-8) attesting to your exempt foreign status in order to qualify as an exempt recipient.

If you do not provide a correct TIN, you may be subject to penalties imposed by the IRS. Any amount paid as backup withholding does not constitute an additional tax and will be creditable against your U.S. federal income tax liability, so long as the required information is given to the IRS. If backup withholding results in an overpayment of tax, you may obtain a refund by filing a U.S. federal income tax return. You should consult your own tax advisors as to your qualification for exemption from backup withholding and the procedure for obtaining the exemption.

6.	Price Range of Shares; Dividends.

The Shares are listed and principally traded on the OTCBB under the symbol “DUNR.” The following table sets forth, for each of the periods indicated, the high and low sale prices per Share on the OTCBB, as reported in published financial sources:

	High	Low
Fiscal Year Ended January 31, 2012
First Quarter	$4.25	$2.35
Second Quarter	$3.43	$2.51
Third Quarter	$2.60	$1.51
Fourth Quarter	$1.99	$1.00
Fiscal Year Ended January 31, 2013
First Quarter	$2.65	$1.34
Second Quarter	$2.19	$1.40
Third Quarter	$1.65	$1.34
Fourth Quarter	$1.60	$0.92
Fiscal Year Ending on January 31, 2014
First Quarter	$1.90	$0.70
Second Quarter	$1.19	$0.62
Third Quarter	$0.80	$0.27
Fourth Quarter (through October 8, 2014)	$0.33	$0.29

On September 17, 2014, the last full trading day prior to the public announcement of the execution of the Merger Agreement, the closing price per Share as reported on the OTCBB was $0.41. On October 8, 2014, the last full trading day prior to our commencement of the Offer, the closing price per Share as reported on the OTCBB was $0.29. Stockholders are urged to obtain a current market quotation for the Shares.

7.	Certain Effects of the Offer.

Market for the Shares. The purchase of Shares by Purchaser pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and will reduce the number of holders of Shares, which could adversely affect the liquidity and market value of the remaining Shares held by the public. The scope of the public market for Shares and the availability of quotations reported in the over-the-counter market depend upon the number of stockholders holding the Shares, the aggregate market value of the Shares remaining at that time, the interest of maintaining a market in the Shares on the part of any securities firms, and other factors.

Eos and Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for or marketability of the Shares or whether it would cause future market prices to be greater or less than the consideration being offered in the Offer.

Registration Under Exchange Act. The Shares are currently registered under the Exchange Act. This registration may be terminated upon application by Dune to the SEC if the Shares are not listed on a “national securities exchange” and there are fewer than 300 record holders. Termination of registration under the Exchange Act would reduce substantially the information required to be furnished by Dune to holders of Shares and to the SEC and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement in connection with stockholders’ meetings and the related requirement to furnish an annual report to stockholders and the requirements of Exchange Act Rule 13e-3 with respect to “going private” transactions, no longer applicable to the Shares. In addition, “affiliates” of Dune and persons holding “restricted securities” of Dune may be deprived of the ability to dispose of these securities pursuant to Rule 144 under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

We intend to terminate registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration are met. If registration of the Shares is not terminated prior to the Merger, then Eos and Purchaser intend to terminate the registration of the Shares under the Exchange Act promptly following the consummation of the Merger.

Margin Regulations. The Shares may currently be “margin securities,” as that term is defined under the rules of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect of, among other things, allowing brokers to extend credit on the collateral of those securities. Depending upon factors similar to those described above regarding listing and market quotations, it is possible that following the Offer the Shares would no longer constitute “margin securities” for purposes of the margin regulations of the Federal Reserve Board, in which event the Shares would no longer be usable as collateral for loans made by brokers. In addition, if registration of the Shares under the Exchange Act were terminated, the Shares would no longer constitute “margin securities.”

8.	Certain Information Concerning Dune.

           General. Dune is a corporation incorporated in Delaware in 1998, with its principal executive offices located at Two Shell Plaza, 777 Walker Street, Suite 2300, Houston, Texas 77002. The telephone number for Dune’s principal executive offices is (713) 229-6300. The following description of Dune and its business is qualified in its entirety by reference to Dune’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and other publicly available documents and records on file with the SEC and other public sources. Dune’s common stock is listed on the OTCBB under the symbol “DUNR.” Dune is an independent energy company based in Houston, Texas. Dune is engaged in the exploration, development, acquisition and exploitation of crude oil and natural gas properties, with interests along the Louisiana and Texas Gulf Coast. Additional information on Dune is also available at Dune’s website at www.duneenergy.com.

Available Information. The Shares are registered under the Exchange Act. Accordingly, Dune is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Such reports, proxy statements and other information can be inspected and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. Dune’s filings are also available to the public on the SEC’s internet site (http://www.sec.gov).

A description of the reasons for the Dune Board’s approval of the Offer and the Merger is set forth in Dune’s Solicitation/Recommendation Statement on Schedule 14D-9 that is being mailed to Dune’s stockholders together with this Offer to Purchase. Dune stockholders are encouraged to review carefully the Schedule 14D-9, together with this Offer to Purchase.

Although Eos and Purchaser have no knowledge that any such information is untrue, Eos and Purchaser take no responsibility for the accuracy or completeness of information contained in this Offer to Purchase with respect to Dune or any of its subsidiaries or affiliates or for any failure by Dune to disclose any events that may have occurred or may affect the significance or accuracy of any such information.

9.	Certain Information Concerning Eos and Purchaser.

General. Purchaser is a Delaware corporation incorporated on September 17, 2014 with its principal executive offices at 1999 Avenue of the Stars, Suite 2520, Los Angeles, California 90067. The telephone number of Purchaser’s principal executive office is (310) 552-1555. To date, Purchaser has not conducted any activities other than in connection with the organization of Purchaser, the negotiation and execution of the Merger Agreement and the consummation of the Transactions. Purchaser is a directly wholly owned subsidiary of Eos.

Eos was organized in British Columbia during 1996, and then subsequently reincorporated in Nevada. Eos was originally organized to be in the business of marketing the Safe Cell Tab product line, which consisted of products designed to protect users against the potentially harmful and damaging effects of electromagnetic radiation emitted from electrical devices.  That segment of Eos’ business was discontinued in 2013, at which point Eos turned to primarily focus on acquiring, exploring and developing oil and gas-related assets. Eos’ principal executive offices are located at 1999 Avenue of the Stars, Suite 2520, Los Angeles, California 90067. The telephone number of Eos’ principal executive offices is (310) 552-1555. Eos’ common stock is listed on the OTCBB under the symbol “EOPT.”

Eos is presently in the oil and gas-related business. Its aim is to explore, develop and produce oil, gas and other energy resources. Eos’ strategy involves exploiting its existing asset base and acquiring new hydrocarbon reserves, resources and exploration acreage, where opportunities exist to enhance value, while assembling professional teams to use the latest technologies to explore for oil and gas. Commercial discoveries will be appraised and then, where deemed economic, and assuming the availability of the necessary financing, progressed through to the production stage. Eos anticipates that the cash flow generated from production will be reinvested in exploration and further development of oil and gas properties.

The name, business address, principal phone number, principal occupation or employment, five-year employment history and citizenship of each director and executive officer of Eos and Purchaser and certain other information are set forth on Schedule I hereto.

Except as set forth elsewhere in this Offer to Purchase or Schedule I to this Offer to Purchase: (i) none of Eos, Purchaser or, to the knowledge of Eos and Purchaser, any of the persons listed in Schedule I hereto or any associate or majority owned subsidiary of Eos, Purchaser or of any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of Dune;

(ii) none of Eos, Purchaser and, to the knowledge of Eos and Purchaser, any of the persons or entities referred to in clause (i) above has effected any transaction in the Shares during the past 60 days; (iii) none of Eos, Purchaser or, to the knowledge of Eos and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Dune (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations); (iv) during the two years before the date of this Offer to Purchase, there have been no transactions between Eos, Purchaser, their subsidiaries or, to the knowledge of Eos and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Dune or any of its executive officers, directors or affiliates, on the other hand, that would require reporting under SEC rules and regulations; and (v) during the two years before the date of this Offer to Purchase, there have been no contacts, negotiations or transactions between Eos, Purchaser, their subsidiaries or, to the knowledge of Eos and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Dune or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

Except as described in this Offer to Purchase or in Schedule I to this Offer to Purchase, none of Eos, Purchaser or, to the knowledge of Eos and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase has during the past five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, Federal or state securities laws or finding any violation of such laws.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, Eos and Purchaser filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, and the reports and other information that Eos files with the SEC pursuant to the Exchange Act, can be inspected without charge at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549 and copies of all or any part of the Schedule TO or such other reports or information filed by Eos may be obtained from that office upon the payment of the fees prescribed by the SEC. The public may obtain information on the operation of the public reference facilities in Washington, D.C. by calling the SEC at 1-800-SEC-0330. Eos’ filings with the SEC are available to the public from the SEC’s website at www.sec.gov.

10.	Source and Amount of Funds.

Purchaser believes that the financial condition of Eos, Purchaser and their respective affiliates is not material to a decision by a holder of Shares whether to tender such Shares in the Offer because (i) Purchaser was organized solely in connection with the Offer and the Merger and, prior to the Expiration Date, will not carry on any activities other than in connection with the Offer and the Merger; (ii) the Offer is being made for all outstanding Shares solely for cash; (iii) if Purchaser consummates the Offer, Purchaser expects to acquire all remaining Shares for the same cash price in the Merger; and (iv) the Purchaser has received conditional equity letters and a debt term sheet which, if consummated, will provide sufficient funds to purchase all of the Shares validly tendered pursuant to the Offer.  While such commitments are subject to certain customary due diligence contingencies, formal documentation and closing conditions, we anticipate having sufficient funds to consummate the Merger.  The Offer is not subject to any financing condition.

Eos and Purchaser estimate that the total amount of cash required to complete the transactions contemplated by the Offer and the Merger will be approximately $140 million, including: (i) approximately $22 million to purchase all of the Shares, (ii) approximately $11 million for the payment of any fees, expenses and other related amounts incurred in connection with the Offer and the Merger, and (iii) approximately $107 million to pay in full and discharge all of Dune’s outstanding indebtedness (other than accrued trade debt of Dune, which shall be assumed by the surviving entity in the Merger). Purchaser anticipates funding these payments with a combination of Debt Financing and Equity Financing as described herein and certain cash on hand. Funding of the Debt Financing and Equity Financing is subject to the satisfaction of various conditions set forth in the Debt Term Sheet and the Equity Commitment Letters (defined below), which are described below under “—Equity Financing” and “—Debt Financing.”

Subject to the terms and conditions of the Merger Agreement, each of Eos and Purchaser will use its reasonable best efforts to obtain the Debt Financing and Equity Financing.  Under the Merger Agreement, further, if any portion of the Debt Financing and Equity Financing becomes unavailable so as not to enable Eos and Purchaser to proceed with the Merger and related transactions in a timely manner, Eos and Purchaser shall use their reasonable best efforts to arrange to obtain alternate financing from alternative sources on comparable or more favorable terms (to Eos and Purchaser) than those set forth in the Debt Term Sheet and the Equity Commitment Letters as promptly as practicable following the occurrence of such event, including entering into definitive agreements with respect thereto. As of the date of this Offer to Purchase, no alternative financing arrangements or alternative financing plans have been made in the event the financings described in this Offer to Purchase are not available as anticipated.

The documentation regarding the Equity Financing and the Debt Financing has not been finalized, and, accordingly, the final terms of such financings may differ from those described in this Offer to Purchase.

Equity Financing. Eos has received two equity commitment letters, dated August 25, 2014 and August 28, 2014 (collectively, the “Equity Commitment Letters”), pursuant to which two investors have provided a conditional aggregate equity commitment to Eos of $75 million (the “Equity Financing”). Pursuant to the terms of the Equity Commitment Letters, and subject to final adjustments, the investors will purchase, or will cause the purchase of, directly or indirectly, through one or more intermediate entities, convertible preferred stock of Eos.  The Equity Commitment Letters are subject to the following conditions:  (i) preparation, negotiation and execution of definitive documentation satisfactory to the relevant parties, (ii) completion of due diligence satisfactory to the investors, (iii) approval of the board of directors and equity holders of each party, and (iv) any required regulatory approvals.

       Debt Financing. Eos has obtained a term sheet (the “Debt Term Sheet”) from Angelo, Gordon Energy Capital, LLC to provide Eos up to an aggregate of $125 million in debt financing (the “Debt Financing”) pursuant to a delayed draw term facility (the “Facility”).  Eos will also have the option to increase the aggregate amount of the Facility  to a total of $175 million by (i) requesting one or more lenders under the Facility to increase the amount of their commitments and/or (ii) causing one or more financial institutions reasonably acceptable to the lenders under the Facility to provide commitments and become a co-lender under the Facility.  The funding of the Debt Financing is subject to Eos’ obtaining no less than $75 million in equity financing, completion of due diligence and formal documentation and other conditions precedent typical for such financings.

        The proceeds of the Debt Financing will be used to (i) repay existing indebtedness of Dune, (ii) fund a portion of the total consideration needed to complete the Offer and the Merger, (iii) drilling, completion and lease operating costs in accordance with an approved plan of spending and development (“APOD”) and (iv) pay related transaction fees and expenses at the closing of the Merger.  On the closing date, pursuant to the terms set forth in the DebtTerm Sheet, $75 million of the Facility will be available to be drawn. The initial draw is subject to the lenders’ due diligence and satisfaction with the APOD.   The remaining undrawn availability may be made at Eos’ request and lenders’ consent.   Eos and the lenders will meet no less frequently than annually to update and approve the APOD and to consider making additional amounts available under the Facility.  No other debt is permitted under the Facility, provided that, subject to certain conditions, Eos will have the right to access a bank revolving credit facility.

Interest under the Facility will be LIBOR plus 9.75%, subject to a LIBOR floor of 1.5%.  Interest will be payable in cash on a quarterly basis in arrears.  The Facility will mature in three years.

The Facility will be guaranteed by Dune and all subsidiaries of Eos and Dune that exist at closing or that will be formed during the term of the Facility (the “Guarantors”).  The Facility will be a senior secured, first priority obligation of Eos and will be secured by a first-lien security interest in all of Eos’ and the Guarantors’ oil and gas assets and a pledge of equity in all of Eos’ subsidiaries. As of the date of this Offer, no plans or arrangements have been made to finance or repay the loan.

11.	Background of the Offer; Past Contacts or Negotiations with Dune.

Eos is in the business of acquiring, exploring and developing oil and gas-related assets, both domestically and internationally.  Nikolas Konstant (“Mr. Konstant”) is Chairman of Eos’ Board of Directors (the “Eos Board”) and Eos’ Chief Financial Officer.  Martin B. Oring (“Mr. Oring”) is Eos’ Chief Executive Officer and a member of the Eos Board.

The Eos Board has from time to time engaged with its senior management to review and discuss potential strategic alternatives, and has considered ways to enhance its performance and prospects in light of competitive and other relevant developments. These reviews and discussions have focused on, among other things, the business environment facing the oil and gas exploration and production (“E&P”) industry generally and each respective company in particular, as well as conditions in the E&P industry and the debt and equity financing markets. These reviews have also included periodic discussions with respect to potential transactions that would further Eos’ strategic objectives and enhance shareholder value, and the potential benefits and risks of those transactions.

The Eos Board believes that one of the best ways to expand Eos’ operations, revenues and current asset base is by acquiring working interests in currently producing operations and assets through strategic transactions.  Eos has especially sought opportunities where additional capital can be infused into currently producing operations, enabling those operations to generate even greater returns.  The Eos Board’s near term goal is for Eos to acquire sufficient operations, revenue and assets in order to uplist Eos’ common stock from the OTCBB.  The Eos Board anticipates that from this solid platform of liquidity and cash flow, Eos will be in a greater position to execute on its plans to pursue multiple strategic acquisitions in the future and maximize shareholder returns.

In the fourth quarter of 2012, Mr. Oring informed Mr. Konstant of Mr. Oring’s knowledge of and relationship with Global Hunter Securities, LLC (“Global Hunter”).  Global Hunter is an investment banking and investment research firm, with particular experience identifying and raising capital for E&P opportunities in the Texas and Louisiana Gulf Coast area (the “Gulf Coast”).  Mr. Oring stated that he had used Global Hunter in previous deals for unaffiliated third parties, with good results.  Mr. Oring set up a meeting between Mr. Konstant and Michael Bodino (“Mr. Bodino”), Managing Director at Global Hunter, to introduce the parties and discuss potential business opportunities for Eos.

In February 2013, Eos assessed certain E&P opportunities in the Gulf Coast, including the acquisition of another E&P target company (“First Target Company”).  Eos ultimately decided not to move forward with acquiring the First Target Company.  However, during the assessment and due diligence process, Eos discovered for the first time that Dune also held a variety of working interests in oil and gas fields in the Gulf Coast.  Mr. Konstant reached out to Mr. Bodino to inquire about Dune’s business, assets and management team.

Mr. Bodino informed Eos that Dune is a public company, and described Dune’s business, assets (including potential E&P opportunities) and management team.  Mr. Bodino explained that Dune was led by James A. Watt (“Mr. Watt”), President, Chief Executive Officer and member of the Dune Board.  Mr. Bodino explained that Mr. Watt is an industry veteran with a proven record of success in the E&P industry.  Mr. Bodino recommended a meeting between Mr. Konstant and Mr. Watt so that Eos could be introduced to Dune’s management team and explore potential business opportunities between the companies. Mr. Konstant then requested a meeting with Dune.

Later in February 2013, Mr. Bodino arranged for Mr. Konstant to meet with Mr. Watt at Dune’s principal executive offices in Houston, Texas. Mr. Bodino and Frank T. Smith (“Mr. Smith”), Senior Vice President and Chief Financial Officer at Dune, also attended the meeting.  At the meeting, the parties discussed various topics, including Eos’ interest in potential acquisition opportunities in the Gulf Coast.  Mr. Konstant was impressed with the management prowess and experience shown by Mr. Watt and Mr. Smith, and the potential value to be realized from Dune’s assets.  Mr. Konstant inquired as to whether Dune would be interested in being merged into Eos.  At the time of this meeting, Eos was still contemplating a merger with the First Target Company, and would then be interested in acquiring Dune in a second merger transaction. At that meeting, Dune’s management expressed an interest in a potential future merger as part of Eos’ acquisition efforts in the Gulf Coast.

After this meeting, Eos and Dune did not have any further conversations for some time as Eos was conducting due diligence on the First Target Company.  However, Eos completed such due diligence and decided not to pursue the acquisition of the First Target Company.

Eos and Global Hunter continued to survey potential acquisition and financing opportunities not only in the Gulf Coast but also on an international scale.  On September 17, 2013, Eos and Global Hunter entered into an engagement agreement whereby Global Hunter would serve as advisor and placement agent in connection with a potential future placement of Eos’ debt instruments and/or equity securities.  On November 1, 2013, Eos and Global Hunter entered into a second engagement agreement whereby Global Hunter would serve as Eos’ advisor in connection with a potential future buy-side merger and acquisition (“M&A”) transaction.

In connection with Eos’ expanding business strategy and international focus, in March 2014, Eos continued looking a potential acquisition target with a qualified management team.  Mr. Bodino mentioned to Mr. Konstant that Dune was looking for financing opportunities to maximize its returns, including a potential sale of Dune to another strategic acquirer.  Mr. Konstant decided to call Mr. Watt in order to explore the situation further.   On this telephone call, the parties reintroduced themselves since their meeting a year earlier, and discussed various topics, including Eos’ E&P acquisition goals, and  Mr. Watt explained that Dune was currently in the process of locating a strategic acquirer.

On May 6, 2014, Mr. Konstant reached out again to Mr. Watt by email to reconnect and set up a telephone call.  On May 7, 2014, Mr. Konstant and Mr. Watt had a telephone conversation where Mr. Kontant invited Mr. Watt to a meeting at Eos’ principal executive offices in Los Angeles, California on May 13, 2014.  At the meeting, as well as at another meeting held at Eos’ Los Angeles office on June 11, the parties continued to discuss Eos’ interest in acquiring assets in the Gulf Coast, along with an experienced management team.

After the June 11 meeting, Mr. Konstant discussed Eos’ options with Mr. Bodino, the Eos Board, and certain other third party advisors, including a potential merger with Dune. Eos, in conjunction with its third party advisors, considered Dune’s value, the strength of its management team and its asset potential, and decided that it would be in the best interests of Eos’ shareholders for Eos to acquire all of Dune’s assets in a strategic acquisition and to retain Dune’s management team in the acquisition process.  Eos had previously pursued acquisition opportunities in the Gulf Coast, and Dune was already in the market for a strategic buyer.

Over the next few weeks, Eos and Dune negotiated the general terms of a potential acquisition of Dune by Eos, including the purchase price for 100% of the outstanding equity in Dune and the refinancing of Dune’s existing debt and liabilities. These negotiations over a proposed purchase price were based on an enterprise equity value of approximately $140 million which included the extinguishment by Eos of all of Dune’s long-term debt.

In conjunction with these discussions, on July 9, 2014, Global Hunter, on behalf of Eos, sent Dune a preliminary indication of interest letter formally setting forth Eos’ interest in the potential acquisition of Dune (the “Indication of Interest”). The Indication of Interest was non-binding, and the acquisition proposal contained therein was subject to satisfactory completion of due diligence and the negotiation and execution of a definitive purchase agreement.  The Indication of Interest included a proposed exclusivity period through September 15, 2014, during which Dune would not solicit, initiate, entertain or otherwise encourage discussions with any other party regarding a potential acquisition of Dune, or any other transaction that might inhibit Eos’ acquisition of Dune.  Although Dune did not sign the Indication of Interest, the parties continued to explore a potential transaction based on the terms therein.

In addition, on July 11, 2014, Dune and Eos entered into a non-disclosure agreement restricting Eos’ use and disclosure of Dune’s proprietary and nonpublic information obtained in connection with its evaluation of a potential transaction with Dune.  This non-disclosure agreement also included a two-year “standstill” provision and provisions related to the non-solicitation of Dune employees.  The foregoing description of the non-disclosure agreement does not purport to be complete and is qualified in its entirety by reference to the non-disclosure agreement, which has been included as Exhibit (d)(2) to the Schedule TO and is incorporated herein by reference.

On or around July 14, 2014, Dune provided Eos with documents and access to a data room containing certain of Dune’s company information, including but not limited to, certain nonpublic information such as details of Dune’s oil and gas holdings, reserves data and financial projections (collectively, the “Dune Data”).  Throughout the next few weeks, representatives of Eos conducted due diligence and reviewed the Dune Data as well as Dune’s public filings with the SEC.  Based on the information included in the Dune Data, Eos’s knowledge of the industry and publicly-available information about Dune, Eos expressed an interest in continuing to explore a potential acquisition.

        Later in July 2014, Dune notified Eos that Dune had previously engaged PWP to assist as a financial advisor to Dune throughout the proposed transaction and to prepare a fairness opinion.  Dune informed Eos that it had a long-standing relationship with PWP as its financial advisor.  Dune provided Eos with Dune’s PWP engagement letter, dated August 6, 2014, which amended and superseded the original engagement letter dated April 25, 2013, and specifically contemplated that PWP would assist Dune in connection with a potential merger or other control acquisition transaction.

       On July 18, 2014, representatives of Haynes and Boone, LLP (“Haynes Boone”), outside legal counsel to Dune, sent an initial draft of the Merger Agreement to representatives of Baker & Hostetler LLP (“Baker Hostetler”), outside legal counsel to Eos.  Representatives of Baker Hostetler reviewed the draft Merger Agreement with Eos management over the next week.  Eos considered possible alternative transaction structures for a potential Dune acquisition, including a stock purchase; however, on July 24, 2014, Eos decided on a transaction structure that would include a two-step merger, including a tender offer, as contemplated by the Merger Agreement.  Baker Hostetler and Eos sent a revised draft of the Merger Agreement to Haynes Boone on July 25, 2014.

       On August 5, 2014, representatives of PWP and Haynes Boone provided Eos and Baker Hostetler with a revised draft of the Merger Agreement, which among other items, inserted the obligation for Eos to provide financing commitment letters to Dune and made clear that there was no financing contingency in the Merger Agreement.  During the next few weeks, Eos and Baker Hostetler reviewed the proposed Merger Agreement and timing issues relating to the tender offer period, financing commitments, and the potential to execute a short-form merger after the closing of the tender offering period.  Eos ultimately decided to add the Top-Up Option to the draft Merger Agreement to allow for a short-form merger in the case that Eos receives over 50% but less than 90% of Dune’s issued and outstanding common stock, on a fully-diluted basis, in the Offer.

       On August 14, 2014, in a press release published in conjunction with Dune’s financial results for the second quarter of calendar year 2014, Mr. Watt of Dune stated publicly that, “Since mid-2013, [Dune] has been seeking a merger/sale arrangement or alternate financing to continue operations within our asset base.  To date these discussions have not resulted in either a merger/sale arrangement or new financing.  We are working diligently with our lenders and our financial advisor seeking a near term solution to this liquidity issue.”

       During the month of August and early September, Eos and its third party advisors pursued financing commitments in support of the potential Dune acquisition opportunity.  In August 2014, Global Hunter prepared a confidential presentation summarizing the Dune merger opportunity for Eos and the financing needs for closing such a transaction.  On August 27, 2014, Mr. Bodino delivered a letter to Mr. Konstant, which stated that after a review of the information provided, including indications of the range of prices at which the potential acquisition would be consummated, and Global Hunter’s analysis of the current market for debt instruments, Global Hunter is highly confident in its ability to arrange the requisite debt financing in an amount sufficient for Eos to conclude the acquisition of Dune (the “Highly Confident Letter”).  Global Hunter’s Highly Confident Letter was conditioned on customary items, including, but not limited to, (i) the infusion of equity financing into Eos of at least $35 million and otherwise in an amount deemed “sufficient” by the debt purchasers; (ii) the absence of a material adverse change; (iii) satisfactory market conditions for new issuance of debt; (iv) the receipt of all necessary approvals; (v) the execution of documentation with respect to the proposed acquisition and any financing; (vi) Global Hunter’s continuing due diligence; and (vii) Global Hunter having reasonable time to market any securities in connection with the financing.

Eos also pursued financing commitments for working capital needed to support the Dune acquisition with the help of its existing financial consultant, BA Securities, LLC (“BAS”).  On August 1, 2014, Eos executed a second amendment (the “BAS Second Amendment”) to its existing consulting agreement with BAS, dated August 1, 2013 (the “BAS Agreement), as subsequently amended.  Under the BAS Agreement, BAS provides consulting assistance to Eos in connection with financings, and is paid compensation in equity and cash based on the amount of financing raised.  The BAS Second Amendment was entered into for the purpose of providing the terms of additional M&A compensation due to BAS in connection with BAS agreeing to provide M&A advisory services.

In August 2014, Eos, with assistance from BAS, negotiated the terms of the Equity Commitment Letters with certain outside investors.  Pursuant to the terms of the Equity Commitment Letters, and subject to final adjustments, the investors will purchase, or will cause the purchase of, directly or indirectly, through one or more intermediate entities, convertible preferred stock of Eos. The Equity Commitment Letters are subject to the following conditions: (i) the preparation, negotiation and execution of definitive documentation satisfactory to the relevant parties, (ii) completion of due diligence satisfactory to the investors, (iii) the approval of the board of directors and equity holders of each party, and (iv) any required regulatory approvals.

On August 28, 2014, Mr. Konstant of Eos informed Mr. Watt of the status of Eos’ financing commitments.  Mr. Konstant also provided Mr. Watt with a copy of the Equity Commitment Letters and the Global Hunter Highly Confident Letter.

In late August and early September 2014, Global Hunter and Eos negotiated preliminary versions of the Debt Term Sheet. On or around September 8, 2014, Eos and a representative of Angelo, Gordon Energy Capital, LLC, executed a version of the Debt Term Sheet which was subsequently modified. This version was provided by Eos to representatives at Dune at the signing of the Merger Agreement. The terms of the Debt Term Sheet for the funding the Debt Financing have continued to undergo negotiations and revisions from September 8, 2014. New versions of the Debt Term Sheet were executed on October 2, 2014 and October 6, 2014 and were also provided to Dune.  The terms of the Debt Term Sheet described in this Offer match the terms of the most recent Debt Term Sheet executed on October 6, 2014.

 In addition, and in the alternative in case one of more of the aforementioned commitments did not come to fruition, Eos also pursued financing commitments with the assistance of three other third party advisors (together, the “Other Advisors”): (i) DVIBRI, LLC; (ii) Financing Associates Ltd.; and (iii) Touchstone Advisors, Inc.  The Other Advisors each have executed engagement agreements with Eos, whereby they agree to assist Eos in obtaining certain debt and/or equity investments, in exchange for a fee based on the terms and conditions of each individual engagement agreement.  As of the date of the Offer, none of the Other Advisors have facilitated financial commitments in support of the Dune acquisition; however, the Other Advisors continue to work with Eos to potentially secure alternative and/or better financing commitments for the Dune acquisition.

On September 9, 2014, representatives of Baker Hostetler provided Haynes Boone with a revised draft of the Merger Agreement, adding the Top-Up Option and raising questions about certain remaining items, including the definition of “Permitted Liens” in the Merger Agreement and termination fees.

On September 10th, representatives of Haynes Boone distributed a further draft of the Merger Agreement.  At this time, PWP also communicated its remaining comments to the Merger Agreement.

On September 11, 2014, the Eos Board held a meeting at which it reviewed in detail the benefits of a potential Merger with Dune.  Prior to the meeting, the Eos Board reviewed and considered a number of documents, including, but not limited to, the Merger Agreement, Dune’s pro-forma financial projections, Dune’s reserve reports and Dune’s publically available disclosures filed with the SEC.  The Eos Board also received and reviewed the Debt Term Sheet, Equity Commitment Letters, and the Global Hunter Highly Confident Letter.  At the Eos Board meeting, the Eos Board discussed these various documents, and considered the risks of the Transactions along with the many potential benefits of the Transactions.   The Eos Board decided that the Dune Merger provided a good business opportunity for Eos and its shareholders to expand its cash flow potential by acquiring and injecting new capital into currently producing assets.  The Eos Board determined that based on Dune’s operations, assets and cash flow potential, once Eos infused Dune’s currents operations with additional capital, those operations would provide a healthy flow of revenue.  The Eos Board also decided that the Dune acquisition was consistent with Eos’ goal of acquiring sufficient operations, revenue and assets in order to uplist Eos’ common stock from the OTCBB.  Eos anticipates that from this platform, Eos would be in a good position to continue with its plan to pursue multiple strategic acquisitions in the future.  The Eos Board further discussed the value of Dune’s management team and determined.

that, after the closing of the potential acquisition, it would be in the best interests of Eos to continue to employ Dune’s existing management team and staff on the same or substantially similar terms or such other terms to which the parties may mutually agree. For these reasons, the Eos Board approved the Merger Agreement and Transactions, including the Debt Financing and the Equity Financing, subject to the resolution of the final remaining terms, including the per share Offer Price, and the receipt of final financing documents on terms acceptable to the Eos Board.  The Eos Board authorized and instructed Eos’ management to continue to negotiate, and enter into, the Merger Agreement.

On September 12, 2014, representatives of Haynes Boone also provided the initial draft of the Merger Agreement disclosure letter of Dune (the “Disclosure Letter”), which would supplement Dune’s representations, warranties and covenants in the Merger Agreement when signed, for review by Eos and Baker Hostetler.  Eos and representatives of Baker Hostetler reviewed the Disclosure Letter and provided comments and additional document requests on September 15, 2014.

Also on September 15th, representatives of Baker Hostetler distributed a revised draft Merger Agreement that, among other things, reflected most of Haynes Boones’ proposed resolutions regarding the definition of “Permitted Liens.” However, there remained a few terms, including the final per share purchase price and termination fees, which were yet to be finalized into the Merger Agreement.

Mr. Watt and Mr. Konstant met in Houston on September 15th and discussed and negotiated the final terms of the Merger Agreement, including a per share purchase price of $0.30.  Later in the day on September 15th, representatives of Haynes Boone distributed a further revised version of the Merger Agreement, which included the per share purchase price of $0.30.  Subsequently, on September 15th and 16th, representatives of Eos, Dune, Baker Hostetler and Haynes Boone participated in a series of teleconferences to attempt to resolve these last issues and came to various agreements, which were incorporated into the Merger Agreement.  Also on September 16th, representatives of Haynes Boone provided Eos and Baker Hostetler with requested additional documents and responses to comments on the Disclosure Letter.

On September 16th, Eos, with assistance from Baker Hostetler, incorporated Purchaser in the State of Delaware.

On September 16th and 17th, representatives of Baker Hostetler and Haynes Boone finalized the Merger Agreement and drafts of corresponding documents announcing the Transactions.  On September 17th, Eos, Global Hunter, and Baker Hostetler provided additional copies of the Debt Term Sheet, along with the Equity Commitment Letters, to Haynes Boone.  Baker Hostetler also confirmed with Eos that its remaining open items had been resolved to Eos’ satisfaction and Eos was ready to sign the Merger Agreement, and communicated that information to Haynes Boone.

On the morning of September 17, 2014, both the Eos Board and the Dune Board, respectively, convened, discussed and approved the final form of the Merger Agreement. The Merger Agreement was executed by all parties in the late afternoon on Wednesday, September 17th and announced the next morning on Thursday, September 18, 2014.

In the Merger Agreement, Dune represented that PWP, Dune’s financial advisor, had delivered to the Dune Board an opinion to the effect that, as of the date of such opinion, and subject to the various assumptions and qualifications set forth therein, the Offer Price or merger consideration to be received by the holders of Shares (other than Dune, Eos and any wholly-owned subsidiary of Eos, including Purchaser) in the Offer and the Merger is fair, from a financial point of view, to such holders.

On September 25, 2014, Dune received a voicemail message from a potential strategic buyer indicating an interest in making an offer superior to that made by Eos.  PWP responded to the voicemail, and on September 30, 2014 received an unsolicited proposed non-binding letter of intent from the potential buyer and an amended non-binding letter of intent on October 1, 2014, which subsequently expired.  Dune’s advisors are analyzing the likelihood that the potential buyer’s proposal is reasonably likely to result in a Superior Proposal (as defined below).

On October 9, 2014, Eos commenced the Offer.

12.	The Merger Agreement; Other Agreements.

Holders of Shares and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized in this Offer to Purchase. The Merger Agreement has been provided solely to inform holders of Shares of its terms. The following summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is an exhibit to the Tender Offer Statement on Schedule TO filed with the SEC, which may be examined and copied as set forth in Section 9—“Certain Information Concerning Eos and Purchaser.”

The Merger Agreement

On September 17, 2014, Eos and Purchaser entered into the Merger Agreement with Dune as a means to acquire all of the outstanding Shares. The Merger Agreement provides that, subject to the terms and conditions of the Merger Agreement, Eos and Purchaser will consummate the Offer on the terms and subject to the conditions described in Section 15—“Certain Conditions of the Offer.”

Recommendation

The Dune Board unanimously (i) determined that the Merger Agreement and the Transactions are advisable, and in the best interests of Dune and its stockholders, (ii) adopted resolutions approving and declaring advisable the Merger Agreement and the Transactions, (iii) resolved to recommend that the stockholders of Dune accept the Offer, tender their Shares and, if required by applicable law, adopt and approve the Merger Agreement and the Transactions, (iv) acknowledged that such approval is effective for purposes of Section 203 of the DGCL, and (v) resolved to elect, to the extent permitted by law, not to be subject to any “moratorium,” “control share acquisition,” “business combination,” “fair price” or other form of anti-takeover laws and regulations of any jurisdiction that may purport to be applicable to the Merger Agreement.

Dune has further represented that PWP has delivered to the Dune Board an opinion to the effect that, as of the date of such opinion, and subject to the various assumptions and qualifications set forth therein, the Offer Price or merger consideration to be received by the holders of Shares (other than Dune, Eos and any wholly-owned subsidiary of Eos, including Purchaser) in the Offer and the Merger is fair, from a financial point of view, to such holders.

A description of the reasons for the Dune Board’s approval of the Offer and the Merger is set forth in Dune’s Solicitation/Recommendation Statement on Schedule 14D-9 that is being mailed to Dune’s stockholders together with this Offer to Purchase. Dune stockholders are encouraged to review carefully the Schedule 14D-9, together with this Offer to Purchase.

Dune Board of Directors

Upon the acceptance for payment by Purchaser of Shares tendered pursuant to the Offer (the date of that acceptance, the “Acceptance Date”), subject to applicable law, Purchaser will be entitled to designate the Dune Board.

We intend to designate to the Dune Board, as soon as practicable after consummation of the Offer, all of the four current members of Eos’ own board of directors (see Schedule I attached hereto). Dune has agreed to take all actions reasonably necessary to elect those designees as directors. However, we intend for James Watt to remain on the Dune Board following the consummation of the Offer and Merger. We also intend to have all current Dune officers and employees remain in their positions after the Offer and Merger are consummated. Otherwise, such positions shall be filled by those holding the same positions at Purchaser immediately prior to the Merger.

As of the date of this Offer to Purchase, neither Eos nor Purchaser has executed any formal agreement, arrangement or understanding with any of the officers or employees regarding employment or consultancy with the surviving corporation. There can be no assurance that any parties will reach an agreement. Any such arrangements would be subject to negotiation and discussion, and no terms or conditions have been agreed upon or finalized. Any such new arrangements would not become effective until at least the Effective Time of the Merger.

Top-Up Option

The Merger Agreement provides that, subject to certain conditions, Eos and Purchaser have an Top-Up Option to purchase from Dune a number of Top-Up Shares equal to the lowest number of Shares that, when added to the Shares that Eos and its subsidiaries (including Purchaser) own at the time of exercise of the Top-Up Option, would constitute one share more than 90% of the Shares outstanding on a fully diluted basis, at an exercise price per Top-Up Share equal to the Offer Price. Purchaser may exercise the Top-Up Option only if the exercise of the Top-Up Option and the issuance and delivery of the Top-Up Shares does not exceed the number of Shares authorized and unissued (other than Shares reserved for issuance pursuant to other outstanding options and warrants) or held in treasury by Dune.  The Top-Up Option would be exercisable only once in whole and not in part, on the first date upon which Purchaser actually purchases any Shares pursuant to the Offer.

Conversion of Shares of Dune Common Stock in the Merger

Pursuant to the Merger Agreement, each Share not tendered in the Offer and issued and outstanding immediately prior to the Effective Time (other than Shares owned by Eos, Purchaser, Dune or any of their respective subsidiaries or held by Dune stockholders who perfect appraisal rights under Section 262 of the DGCL) will, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive the price per Share paid in the Offer, net to the shareholder in cash, without interest (the “Merger Consideration”), subject to applicable withholding tax.

Vote Required to Approve Merger

In general, under the DGCL, a merger of two Delaware corporations requires (i) the adoption of a resolution by the board of directors of each of the corporations desiring to merge approving an agreement and plan of merger containing provisions with respect to certain statutorily specified matters and (ii) the adoption of the agreement by the stockholders of each corporation by the affirmative vote of the holders of at least a majority of all of the outstanding shares of stock entitled to vote on the matter, unless otherwise provided for in that corporation’s certificate of incorporation or, in the case of a short-form merger, as described in the next paragraph. Accordingly, except in the case of a short-form merger, the affirmative vote of Dune’s stockholders representing at least a majority of all outstanding shares of Dune stock is required in order to adopt the Merger Agreement. The execution and delivery of the Merger Agreement and the consummation of the Offer and the other transactions contemplated by the Merger Agreement have been duly and validly approved by the boards of directors of Eos and Purchaser, respectively, and have been adopted and approved by the sole stockholder of Purchaser.

Under the DGCL, if Eos and Purchaser acquire, pursuant to the Offer, the exercise of the Top-Up Option or otherwise, at least 90% of the outstanding shares of Dune’s common stock, Eos and Purchaser would be able to consummate the Merger promptly as a “short-form” merger without prior notice to, action by or a vote of the Dune stockholders. Even if Eos and Purchaser do not own at least 90% of the outstanding Shares following consummation of the Offer, Eos and Purchaser could seek to purchase additional shares of Dune common stock in the open market, from Dune or otherwise, in order to reach the 90% threshold.  If we receive sufficient tenders in the Offer to enable us to exercise the Top-Up Option or otherwise acquire at least 90% of the outstanding Shares, we anticipate that the Merger would be effected as a “short-form” merger shortly following completion of the Offer.

If Eos and Purchaser do not effect a short-form merger pursuant to the DGCL, Dune will hold a special meeting of its stockholders as promptly as practicable following the consummation of the Offer for the purpose of adopting and approving the Merger Agreement and the Merger. All of the Shares acquired pursuant to the Offer or otherwise owned by Eos or any of its subsidiaries (including Purchaser) will be voted in favor of adopting and approving the Merger Agreement and the Merger. Upon consummation of the Offer, Eos would have sufficient voting power to adopt the Merger Agreement without the affirmative vote or consent of any other stockholder of Dune.

Effect on Dune Options, Stock Awards and Warrants

The Offer is made only for Shares and is not made for any options to acquire Shares.  Pursuant to the Merger Agreement, each option to acquire Shares granted under Dune’s (i) 2007 Stock Incentive Plan, as amended on December 1, 2009, (ii) 2012 Stock Incentive Plan, as amended on April 25, 2013, and (iii) the Retention Plan (collectively, the “Company Stock Plans”) that is not fully exercisable at the date of the Merger Agreement will automatically become fully vested and exercisable immediately prior to the Effective Time pursuant to the terms of the applicable Company Stock Plan.  At the Effective Time, each option granted under the Company Stock Plans will be cancelled and converted into the right to receive an amount in cash, without interest, equal to the product of the (i) the excess, if any, of the Offer Price over the per-Share exercise price of such option, and (ii) the number of Shares subject to such option.

As of the Effective Time, each outstanding restricted share, restricted share unit and deferred stock unit of Dune shall be fully vested and cancelled and converted into the right to receive the Merger Consideration, less any applicable withholding taxes.

As of the Effective Time, each outstanding unexercised warrant to purchase Shares (the “Company Warrants”) shall be accelerated and automatically become fully vested, cancelled, and, in exchange therefor, each former holder shall be entitled to receive an amount equal to the product of (i) the total number of Shares previously subject to such Company Warrant, and (ii) the excess, if any, of the Offer Price over the exercise price per Share previously subject to such Company Warrant.

Representations and Warranties

The Merger Agreement includes customary representations and warranties of Dune, Eos and Purchaser. The representations, warranties and covenants contained in the Merger Agreement were made solely for purposes of that agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, may be subject to qualifications and limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing those matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to security holders. Security holders should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Dune, Eos, or their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Dune’s or Eos’ public disclosures. Factual disclosures about Dune, Eos or their respective subsidiaries or affiliates contained in public reports filed with the SEC may supplement, update or modify the factual disclosures contained in the Merger Agreement.

         In the Merger Agreement, Dune has made customary representations and warranties to Eos and Purchaser with respect to:

•	Corporate organization, standing and power

•	Dune’s capital structure

•	Corporate power and authority to enter into the Merger Agreement

•	Due execution and delivery of Dune of the Merger Agreement and the enforceability of the Merger Agreement against Dune

•	Governmental filings and certain other governmental and third party consents and approvals

•	Recommendation of Dune’s Board of Directors

•	No violations of organizational or governance documents, applicable laws and agreements

•	SEC reports and financial statements, and compliance with securities laws

•	Internal controls

•	Absence of material adverse changes

•	Legal compliance

•	Material contracts

•	Litigation

•	Employee benefit plans

•	Taxes

•	Environmental Matters

•	Insurance

•	Intellectual property

•	Title to properties, including oil and gas interests

•	Reserve report and other oil and gas information

•	Prepayments, hedging and calls

•	Inapplicability of anti-takeover plans and state takeover statutes

•	Brokers and other advisors

•	Accuracy of information supplied by Dune for inclusion in the Offer documents

Each of Eos and Purchaser has made representations and warranties to Dune with respect to:

•	Corporate organization, standing and power

•	Corporate power and authority to enter into the Merger Agreement

•	No violations of organizational or governance documents, applicable laws and agreements

•	Financing commitments for the transactions contemplated by the Merger Agreement

•	Accuracy of information supplied by Eos and Purchaser for inclusion in the Offer document

•	Brokers and other advisors

•	Sole purpose and ownership of Purchaser

•	Solvency of Eos and Purchaser after giving effect to the transactions contemplated by the Merger Agreement

•	Inapplicability of state takeover statute

•	Sole reliance on its own investigation and analysis of Dune’s representations and warranties

Consents and Approvals

Each of Eos, Purchaser and Dune has agreed to use its commercially reasonable efforts to take all actions and to do all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner reasonably practicable, the Merger and the Transactions. Subject to applicable law, each of Eos and Dune has agreed to keep the other reasonably informed of, and cooperate with respect to, any litigation or actions by third parties or governmental authorities related to the Agreement or the Transactions. Moreover, each must use commercially reasonable efforts to resist or otherwise remove or reverse that action or law so as to permit consummation of the Transactions.

After the Merger, Dune will be the surviving corporation. Pursuant to the Merger Agreement, Dune and its officers and directors shall be deemed to have granted to Dune, as the surviving corporation, an irrevocable power of attorney to execute and deliver all such deeds, assignments or assurances in law and to take all acts necessary, proper or desirable to vest, perfect or confirm title to and possession of such rights, properties or assets in Dune, as the surviving corporation, and otherwise to carry out the provisions of the Merger Agreement.

Conduct of the Business of Dune Pending the Offer and the Merger

The Merger Agreement provides that, from the date of the Merger Agreement until the Effective Time, Dune will conduct its business in the ordinary course and use commercially reasonable efforts to maintain and preserve its business. In addition, Dune has agreed that during the same time period, neither it nor any of its subsidiaries will take (or agree to take) certain specified actions without Eos’ written consent (which may not be unreasonably withheld), unless previously disclosed to Eos at the signing of the Merger Agreement.  These specified actions relate to, among other things, (i) changes in its capitalization, corporate structure and organizational documents, (ii) significant corporate events such as mergers, consolidations, liquidation or dissolution, (iii) dispositions or acquisitions of assets, (iv) incurring indebtedness and lending, (v) employment plans and arrangements and compensation and severance matters, (vi) changes in accounting methods or asset write-downs or write-ups, (vii) capital expenditures, (viii) taking certain actions with respect to material contracts, permits and insurance policies, and (ix) the initiation or settlement of certain litigation.  These specified actions are subject to various exceptions, and certain actions may be permitted if they are conducted in the ordinary course of business consistent with past practice or the dollar amounts involved in the actions fall below thresholds established in the Merger Agreement.

Financing

Eos and Purchaser estimate that the total amount of cash required to complete the transactions contemplated by the Offer and the Merger will be approximately $140 million, including: (i) approximately $22 million to purchase all of the Shares, (ii) approximately $11 million for the payment of any fees, expenses and other related amounts incurred in connection with the Offer and the Merger, and (iii) approximately $107 million to pay in full and discharge all of Dune’s outstanding indebtedness (other than accrued trade debt of Dune, which shall be assumed by the surviving entity in the Merger).

        Eos has obtained the Debt Term Sheet to provide Eos an aggregate of up to $125 million in Debt Financing pursuant to the Facility. Eos will also have the option to increase the aggregate amount of the Facility to a total of $175 million by: (i) requesting one or more lenders under the Facility to increase the amount of their commitments and/or (ii) causing one or more financial institutions reasonably acceptable to the lenders under the Facility to provide commitments and become a co-lender under the Facility. The funding of the Debt Financing is subject to Eos’ obtaining no less than $75 million in equity financing, completion of due diligence and formal documentation and other conditions precedent typical for such financings.

         The proceeds of the Debt Financing will be used to (i) repay existing indebtedness of Dune, (ii) fund a portion of the total consideration needed to complete the Offer and the Merger, (iii) fund drilling, completion and lease operating costs in accordance with an APOD and (iv) pay related transaction fees and expenses at the closing of the Merger.  On the closing date pursuant to the terms set forth in the Debt Term Sheet, $75 million of the Facility will be available to be drawn. The initial draw is subject to lenders’ due diligence and satisfaction with the APOD.  The remaining undrawn availability may be made at Eos’ request and lenders’ consent.   Eos and the lenders will meet no less frequently than annually to update and approve the APOD and to consider making additional amounts available under the Facility.

         No other debt is permitted under the Facility, provided that, subject to certain conditions, Eos will have the right to access a bank revolving credit facility.  Interest under the Facility will be LIBOR plus 9.75%, subject to a LIBOR floor of 1.5%.  Interest will be payable in cash on a quarterly basis in arrears.  The Facility will mature in three years. The Facility will be guaranteed by Dune and the Guarantors.  The Facility will be a senior secured, first priority obligation of Eos and will be secured by a first-lien security interest in all of Eos’ and the Guarantors’ oil and gas assets and a pledge of equity in all of Eos’ subsidiaries.

         In addition, Eos has received the Equity Commitment Letters in the aggregate amount of $75 million.  Eos and Purchaser anticipate that the Debt Financing, the Equity Financing and certain cash on hand will be sufficient to fund the purchase of all the Shares in the Offer and complete the Merger and to pay related transaction fees and expenses and fund working capital at the consummation of the Merger.  While the Debt Financing and Equity Financing remain subject to completion of due diligence and other customary financing contingencies, the Offer itself is not subject to any financing condition or contingency.

         Each of Eos and Purchaser will use its reasonable best efforts to obtain the Debt Financing and Equity Financing or take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable to arrange and obtain the Debt Financing and the Equity Financing described in the related Debt Term Sheet and Equity Commitment Letters on the terms and conditions described therein, including using reasonable best efforts (i) to negotiate and enter into definitive agreements with respect to the Debt Financing and Equity Financing on the terms and contained in the Debt Term Sheet and Equity Commitment Letters, and (ii) to satisfy on a timely basis all conditions to funding in the Debt Term Sheet and Equity Commitment Letters and such definitive agreements thereto and to consummate the Debt Financing and Equity Financing at or prior to the Effective Time.  Further, under the Merger Agreement, if any portion of the Debt Financing and Equity Financing becomes unavailable so as not to enable Eos and Purchaser to proceed with the Merger and related transactions in a timely manner, Eos and Purchaser shall use their reasonable best efforts to arrange to obtain alternate financing from alternative sources on comparable or more favorable terms (to Eos and Purchaser) than those set forth in the Debt Term Sheet and Equity Commitment Letters as promptly as practicable following the occurrence of such event, including entering into definitive agreements with respect thereto.  Furthermore, subject to certain conditions set forth in the Merger Agreement, prior to the Effective Time, Dune shall be entitled to seek specific performance to cause Eos and Purchaser to enforce the terms of the Debt Financing and Equity Financing, including by demanding Eos and/or Purchaser file one or more lawsuits against applicable financing sources to fully enforce such sources’ obligations thereunder.

Indemnification and Directors’ and Officers’ Insurance

From and after the consummation of the Merger, each of Eos and Dune, as the surviving corporation, have agreed to indemnify, defend and hold harmless to the fullest extent permitted by law the present and former officers and directors of Dune and its subsidiaries against all losses, claims, damages, fines, penalties and liability in respect of acts or omissions occurring at or prior to the consummation of the Merger.  All rights to exculpation and indemnification for acts or omissions occurring prior to the consummation of the Merger that are currently in effect in favor of the current and former officers and directors of Dune as provided in its Certification of Incorporation or Bylaws, will continue in full force and effect in accordance with their terms.

From and after the consummation of the Merger for a period of six years, Eos also will cause Purchaser to, and Dune will, as the surviving corporation, provide, without any lapse in coverage, officers’ and directors’ liability insurance in respect of acts or omissions occurring prior to the consummation of the Merger covering each such person currently covered by Dune’s officers’ and directors’ liability insurance policy on terms with respect to coverage and amount no less favorable than those of such policy in effect as of the date of the Merger Agreement.   However, Eos will not be required to cause Dune to pay any annual premium in excess of 400% of the current annual premium paid by Dune for such insurance as of the date of the Merger Agreement.  If the annual premium is in excess of 400% in any given year, Dune, as the surviving corporation, is required to obtain a policy with the greatest coverage available for a cost not exceeding such amount.  In the event Eos directly or indirectly sells all or substantially all of the assets or capital stock of Dune, as the surviving corporation, prior to the sixth anniversary of the consummation of the Merger, Eos has agreed to either assume such obligation or cause a subsidiary of Eos having a net worth substantially equivalent to, or in excess of the net worth of Dune, as the surviving corporation, to assume such obligation.  Prior to the consummation of the Merger, Dune is permitted to purchase prepaid “tail” policies in favor of such persons currently covered by Dune’s existing officers’ and directors’ liability insurance policies.  If and to the extent such policies are obtained prior to the consummation of the Merger, Eos agrees to, and cause Dune, as the surviving corporation to, maintain such policies in effect and continue to honor the obligations under such policies.

Acquisition Proposals

The Merger Agreement provides that from and after the date of the Merger Agreement, Dune and its subsidiaries and their representatives are required to immediately cease any and all solicitations, discussions, negotiations or other activity with any person being conducted with respect to any Acquisition Proposal (as defined below).  From and after the execution of the Merger Agreement until the earlier to occur of the termination of the Merger Agreement in accordance with its terms (the “Termination Date”) and the Effective Time, Dune and its subsidiaries and their respective representatives are not permitted to, directly or indirectly:

•	solicit or initiate any inquiries with respect to the submission of any Acquisition Proposal; or

•
participate in substantive discussions or negotiations regarding or furnish any non-public information relating to Dune or any of its subsidiaries with respect to, or otherwise cooperate in any way with, or knowingly assist, participate in, facilitate or encourage, any effort or attempt by any person to make an inquiry in respect of or make any proposal or offer that constitutes, or may be reasonably be expected to lead to any Acquisition Proposal.

From the date of the Merger Agreement until the earlier of the Effective Time or the Termination Date, Dune must notify Eos as soon as practicable after receipt of any Acquisition Proposal or indication that any person is considering making an Acquisition Proposal, any request for non-public information relating to Dune or any of its subsidiaries or any request for access to the properties, assets or the books and records of Dune or its subsidiaries that Dune reasonably believes is likely to lead to an Acquisition Proposal.  Dune is obligated to keep Eos promptly and reasonably informed of the status, including the identity of such person, a description of such Acquisition Proposal, indication or request, material details of any such Acquisition Proposal, indication or request, and if, applicable, a copy of such Acquisition Proposal.

            The Merger Agreement provides that, notwithstanding the foregoing, prior to the earlier of (i) the date on which the Purchaser purchases any Shares pursuant to the Offer (the “Acceptance Date”) or (ii) the date on which the holders of at least a majority of the issued and outstanding Shares affirmatively vote to approve the Merger Agreement and the Merger (the “Required Company Vote”), Dune or its Board of Directors may:

•	contact a third party or its representatives for the purposes of clarifying any inquiry or Acquisition Proposal or the material terms or conditions of any such Acquisition Proposal; or

•
engage in discussions or negotiations with, or furnish or disclose any information relating to Dune or any of its subsidiaries or, in response to a request, give access to the properties, assets or the books and records of Dune or any of its subsidiaries to, or amend or grant a waiver of release under any standstill or other agreement with respect to the Shares with respect to, any person who after the date of the Merger Agreement has made an Acquisition Proposal which did not result from or arise in connection with a knowing or intentional breach of the no solicitation provisions of the Merger Agreement if (y) Dune’s Board of Directors determines in good faith (after taking into account the advice of its financial and legal advisors) that such Acquisition Proposal constitutes or could reasonably be expected to result in a Superior Proposal (as defined below), and (z) Dune enters into a confidentiality agreement with standstill provisions and concurrently discloses or makes available substantially the same information to Eos as it makes available to such person.

Dune’s Board of Directors shall not: (i) except as permitted in the Merger Agreement or required by Rule 14(e)-2 and Item 1012(a) of Regulation M-A promulgated under the Exchange Act, withdraw or modify or change in a manner adverse to Eos and Purchaser, its recommendation of the Offer, the Top-Up Option, the Merger or the Merger Agreement or (ii) except as set forth in the Merger Agreement, approve, recommend or cause Dune to enter into any written agreement with respect to any Acquisition Proposal.  However, at any time prior to the earlier of (i) the Acceptance Date and (ii) the date on which the Required Company Vote is obtained for the Merger, if the Dune Board determines in good faith (after taking into account the advice of its financial and legal advisors) that an Acquisition Proposal constitutes a Superior Proposal, Dune’s Board may withdraw or modify its recommendation of the Offer, the Top-Up Option, the Merger or the Merger Agreement in response to the Superior Proposal and terminate the Merger Agreement pursuant to its terms, but only if the Eos Board determines in good faith (after taking into account the advice of its financial and legal advisors) that the failure to take such action could reasonably likely result in a breach of its fiduciary duties to the stockholders of Dune under applicable law.

The Merger Agreement provides that, notwithstanding the foregoing, Dune’s Board is permitted to take the following actions: (i) disclose to the stockholders of Dune a position with respect to an Acquisition Proposal required by Rule 14e-2(a), Item 1012(a) of Regulation M-A or Rule 14d-9 promulgated under the Exchange Act and (ii) withdraw, modify or amend its recommendation of the Offer, the Merger and the Merger Agreement at any time if it determines in good faith, after taking into account the advice of its legal advisors that the failure to take such action could reasonably likely result in a breach of is fiduciary obligations to the stockholders of Dune under applicable laws.

The Merger Agreement defines the term “Acquisition Proposal” as any contract, proposal, offer or indication of interest made by any person or group of persons (other than Eos, Purchaser or an affiliate), to Dune’s stockholders, relating to, or that would reasonably be expected to lead to, in each case in one transaction or a series of related transactions, (i) any merger, consolidation, share exchange for twenty percent (20%) or more (in number or voting power) of any class of equity securities of Dune, business combination, recapitalization, liquidation, dissolution or other similar transaction (including any so-called merger-of-equals and whether or not Dune is the entity surviving any such transaction) involving Dune or any of its subsidiaries; (ii) any sale, lease, license, exchange, transfer or other disposition of assets (including any equity securities of any subsidiary) or business that constitute twenty percent (20%) or more of the assets of Dune and its subsidiaries, taken as a whole, other than in connection with certain farm-in agreements or other customary oil and gas agreements in the ordinary course of business; (iii) any sale, issuance, exchange, transfer or other disposition in which Dune or any of its subsidiaries participates and which results in any person beneficially owning more than 20% (in number of voting power) of any class of equity securities or other capital stock of Dune or of any of its subsidiaries; or (iv) any transaction including a tender offer or exchange offer, that, if consummated, would result in any person, together with all affiliates thereof, acquiring in such transaction more than 20% (in number or voting power) of any outstanding class of equity securities or other capital stock of Dune or any of its subsidiaries.

            The Merger Agreement defines the term “Superior Proposal” as any bona fide written Acquisition Proposal made by a third party on terms which the Dune Board determines in good faith (based on, among other things, the advice of its financial and legal advisors), taking into account all legal, financial, regulatory and other aspects of the proposal and the person making such proposal, as well as any proposed changes to the Merger Agreement that may be proposed by Eos in a binding written offer in response to such proposal, that such proposal (i) would, if consummated would be more favorable, from a financial point of view, to the holders of the Shares (other than Eos, Purchaser and their respective affiliates) than the transactions contemplated by the Merger Agreement and (ii) contains conditions which are all reasonably capable of being satisfied in a timely manner; provided, that for purposes of this definition of “Superior Proposal,” the references to 20% in the definition of “Acquisition Proposal” shall be deemed to be references to “50%.”

Conditions of the Merger

The respective obligations of each of Eos, Purchaser and Dune to effect the Merger are subject to the prior satisfaction or waiver by that party at or prior to the consummation of the Merger of the following conditions:

(i)           Stockholder Approval: To the extent required by applicable law, the Merger Agreement and the Merger have been adopted and approved by the holders of a majority of the outstanding Shares in accordance with applicable law and Dune’s Certificate of Incorporation and Bylaws.

(ii)          Tender Acceptance: Purchaser has accepted for payment all Shares validly tendered and not withdrawn pursuant to the Offer.

(iii)          No Injunctions or Restraints: No governmental authority has enacted or enforced any applicable law or order that makes illegal or otherwise prohibits the consummation of the Merger.

Termination

The Merger Agreement provides that it may be terminated at any time prior to the Effective Time only under the following circumstances:

(iv)          by mutual written consent of Eos and Dune;

(v)           by either Eos or Dune if:

(a)           the Offer has not been consummated on or before December 31, 2014 (the “End Date”), provided that this right shall not be available to any party whose breach of the Merger Agreement or failure to fulfill any of its material obligations thereunder has been the cause of the failure to consummate the Offer by the End Date;

(b)           there shall be any applicable law that makes consummation of the Offer, the Top-Up Option or the Merger illegal or otherwise prohibited, or if any order of a governmental authority of competent jurisdiction shall restrain or prohibit the consummation of the Offer, the Top-Up Option or the Merger, and such order shall have become final and non-appealable; provided that the right to terminate the Merger Agreement in this manner shall not be available to any party who has not used its reasonable best efforts to have such order lifted and shall not be available to any party whose breach of any provision of the Merger Agreement results in any applicable law making the consummation of the Offer, the Top-Up Option or the Merger illegal or otherwise prohibited or the imposition of any order of a governmental authority of competent jurisdiction that restrains or prohibits the consummation of the Offer, the Top-Up Option or the Merger; or

(c)           upon a vote thereon taken at a Dune stockholder’s meeting, if such meeting is required (including any adjournment or postponement thereof), at least a majority of the issued and outstanding Shares to approve the Merger shall not have been obtained; provided that Eos and Purchaser shall have voted all of their Shares in favor of the Agreement and the Merger.

(vi)           by Dune if:

(a)           prior to the Acceptance Date, Eos or Purchaser shall have (x) breached or failed to perform in any material respect any of its covenants or obligations required to be performed by it under the Merger Agreement or (y) breached any of its representations or warranties in any material respect, which breach or failure is either incurable or, if curable, is not cured by Eos and/or Purchaser by the earlier of (A) 20 days following receipt by Eos of written notice of such breach or failure and (B) the End Date; provided, that at the time of the delivery of such written notice, Dune shall not be in material breach of its obligations under the Merger Agreement;

(b)           at any time prior to the earlier of (A) the Acceptance Date and (B) the date on which the affirmative vote of the holders of at least a majority of the issued and outstanding Shares is obtained for the Merger, if required, (x) Dune is in compliance with its obligations regarding Acquisition Proposals set forth in the Merger Agreement, (y) the Company has received a Superior Proposal, and (z) the Dune Board has approved the Superior Proposal; or

(c)            (A) Purchaser fails to commence the Offer by October 9, 2014 or makes any change to the Offer in material violation of the terms of the Merger Agreement or (B) at any Expiration Date, Purchaser shall fail to accept for payment and pay for Shares validly tendered and not withdrawn in the Offer, subject to the terms of and in accordance with the Merger Agreement and at such time as the Minimum Tender Condition and Other Offer Conditions are satisfied or no subsequent Expiration Date is established pursuant to an authorized extension of the Offer.

(vii)           by Eos, prior to the Acceptance Date, if:

(a)           there shall have been a breach of any representation or warranty on the part of Dune set forth in the Merger Agreement or if any representation or warranty of Dune shall have become untrue in either case such that certain of the Other Offer Conditions would not be satisfied or would be incapable of being satisfied by the earlier of (A) twenty (20) days following receipt by Dune of written notice of such breach or (B) the End Date; provided, that at the time of the delivery of such written notice, Eos shall not be in material breach of its obligations under the Merger Agreement;

(b)           there shall have been a breach or breaches by Dune of its covenants or agreements under the Merger Agreement that remains uncured, or is incapable of being cured, such that certain of the Other Offer Conditions would not be satisfied or would be incapable of being satisfied by the earlier of (A) 20 days following receipt by Dune of written notice of such breach or (B) the End Date; provided that at the time of the delivery of such written notice, Eos shall not be in material breach of its obligations under the Merger Agreement; or

(c)           the Dune Board shall have withdrawn, modified or changed in a manner adverse to Eos and Purchaser, its recommendation of the Offer, the Merger or the Merger Agreement or Dune shall have breached in any material respect its obligations regarding Acquisition Proposals set forth in the Merger Agreement (it being understood and agreed that any “stop-look-and-listen” communication to Dune’s stockholders of the nature contemplated by Rule 14d-9 under the Exchange Act shall not be deemed to constitute a withdrawal or modification of such recommendation).

Termination Fees; Expenses

Except as otherwise specifically provided in the Merger Agreement, whether or not the Merger is consummated, all costs and expenses incurred in connection therewith shall be paid by the party incurring such cost or expense. Eos has agreed to pay in full and discharge at the Effective Time all of Dune’s outstanding indebtedness (other than accrued trade debt of Dune, which shall be assumed by the surviving entity in the Merger) and pay all of Dune’s costs associated with the Transactions.

However, in the event that: (1) a bona fide Acquisition Proposal is made known to Dune and the agreement is terminated on the End Date, on such date Eos could have terminated pursuant to the provisions of (iv)(a) or (iv)(b) in the above “Termination” section, and an Acquisition Proposal is consummated within nine months of such termination; (2) Dune has terminated pursuant to the provisions of (iii)(b) in the above “Termination” section, or (3) Eos has terminated pursuant to the provisions of (iv)(c) in the above “Termination” section, then in any such event under (1), (2) or (3), Dune shall pay to Eos a termination fee of $3.5 million in cash. In the event the Merger Agreement is terminated by Dune pursuant to the provisions of (iii)(a) in the above “Termination” section, Eos shall pay to Dune a termination fee of $5.5 million in cash.

If either Eos or Dune receives such a termination fee, the receipt of such fee shall be deemed to be liquidated damages for: any and all losses or damages suffered or incurred by the recipient thereof, any of their respective affiliates or any other person in connection with the Merger Agreement (and the termination thereof), the Transactions contemplated thereby (and the abandonment thereof) or any matter forming the basis for such termination. Neither the recipient of such termination fee, nor any of its respective affiliates or any other persons in connection with the Merger Agreement shall be entitled to bring or maintain any other claim, action or proceeding against the party paying the termination fee or any of its affiliates arising out of the Merger Agreement, any of the Transactions contemplated thereby or any matters forming the basis for such termination.

Governing Law

The Merger Agreement is governed by the laws of the State of Delaware.

Amendments to the Merger Agreement

The Merger Agreement may be amended by the parties, except that, after adoption of the Merger Agreement by Dune stockholders, the parties may not amend any provision of the Merger Agreement if the amendment would require further approval of the Dune stockholders under applicable law, unless that approval is obtained.

Third Party Beneficiaries

The Merger Agreement is not intended to confer upon any person other than Eos, Purchaser and Dune benefits or remedies, other than the rights of certain Dune directors and executive officers to indemnification and insurance as described above.

Enforcement

Eos, Purchaser and Dune have agreed that irreparable damage would occur if any of the provisions of the Merger Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, the parties are entitled to injunctive relief to prevent breaches of the Merger Agreement and to enforce specifically its terms.  Notwithstanding the foregoing, if a termination fee is paid by as described above, receipt of that fee will be the exclusive remedy available to the receiving party.

Non-Disclosure Agreements

                On July 11, 2014, Dune and Eos entered into a non-disclosure agreement restricting Eos’ use and disclosure of Dune’s proprietary and nonpublic information obtained in connection with its evaluation of a potential transaction with Dune.  This non-disclosure agreement also included a two-year “standstill” provision and provisions related to the non-solicitation of Dune employees.

           The foregoing description of the non-disclosure agreement does not purport to be complete and is qualified in its entirety by reference to the non-disclosure agreement, which has been included as Exhibit (d)(2) to the Schedule TO and are incorporated herein by reference.

13.	Purpose of the Offer and Plans for Dune; Statutory Requirements; Appraisal Rights.

Purpose of the Offer and Plans for Dune. The purpose of the Offer is for Eos to acquire control of Dune and ultimately all of the outstanding Shares. The Offer, as the first step in the acquisition of Dune, is intended to facilitate the acquisition of Dune as promptly as practicable. Eos intends to consummate the Merger as soon as practicable after completion of the Offer and upon the terms and conditions set forth in the Merger Agreement. The purpose of the Merger is to acquire all of the issued and outstanding Shares not tendered pursuant to the Offer. Pursuant to the Merger Agreement, each remaining issued and outstanding Share (other than Shares owned by Eos, Purchaser, Dune or any of their respective subsidiaries or held by Dune stockholders who perfect appraisal rights under Delaware law) will be converted into the right to receive the Merger Consideration, payable in cash, without interest and less any required withholding taxes.

If we acquire Shares pursuant to the Offer, depending upon the number of Shares so acquired and other factors relevant to our equity ownership in Dune, we may, subsequent to the consummation of the Offer, seek to acquire additional Shares through open market purchases, privately negotiated transactions, a tender or exchange offer or other transactions or a combination of the foregoing on such terms as we determine, which may be different from the consideration paid in the Offer. If we receive tenders in the Offer of at least 90% of the outstanding Shares on a fully diluted basis, or sufficient tenders to enable us to exercise the Top-Up Option, we anticipate that the Merger would be completed shortly following completion of the Offer.

In accordance with the Merger Agreement, we intend to designate to the Dune Board, as soon as practicable after consummation of the Offer, all of the four current members of Eos’ own board of directors. Dune has agreed to take all actions reasonably necessary to elect those designees as directors.  We also intend for Mr. Watt to remain on the Dune Board following the consummation of the Offer and Merger. We also intend to have all current Dune officers and employees remain in their positions after the Offer and Merger are consummated. However, as of the date of this Offer to Purchase, neither Eos nor Purchaser have executed any formal agreement, arrangement or understanding with Mr. Watt or the other Dune officers and employees regarding employment or consultancy with the surviving corporation. There can be no assurance that any parties will reach an agreement. Any such arrangements would be subject to negotiation and discussion, and no terms or conditions have been agreed upon or finalized. Any such new arrangements would not become effective until at least the Effective Time of the Merger.

We intend to cause Dune to terminate registration of the Shares under the Exchange Act as soon after the consummation of the Offer as the requirements for deregistration, including the delisting of the Shares, are met. See Section 7—“Certain Effects of the Offer.”

Except as described above or elsewhere in this Offer to Purchase, Purchaser has no present plans or proposals that would relate to or would result in: (i) any extraordinary transaction (such as a merger, reorganization or liquidation) involving Dune or any of its subsidiaries, (ii) any purchase, sale or transfer of a material amount of assets of Dune or any of its subsidiaries, (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of Dune, (iv) any change in the present Dune Board or management, (v) any other material change in Dune’s corporate structure or business, (vi) any class of equity securities of Dune being delisted from a national securities exchange or (vii) any class of equity securities of Dune becoming eligible for termination of registration under section 12(g)(4) of the Exchange Act.

Statutory Requirements. In general, under the DGCL, a merger of two Delaware corporations requires (i) the adoption of a resolution by the board of directors of each of the corporations desiring to merge approving an agreement and plan of merger containing provisions with respect to certain statutorily specified matters and (ii) the adoption of that agreement by the stockholders of each corporation by the affirmative vote of the holders of at least a majority of all of the outstanding shares of stock entitled to vote on the matter, unless otherwise provided for in that corporation’s certificate of incorporation or, in the case of a short-form merger, as described in the next paragraph. Accordingly, except in the case of a short-form merger, the affirmative vote or written consent of Dune’s stockholders representing at least a majority of all outstanding Shares is required in order to adopt the Merger Agreement. Assuming that the Minimum Tender Condition is satisfied, upon consummation of the Offer, Eos would have sufficient voting power to adopt the Merger Agreement promptly following the consummation of the Offer without the affirmative vote or consent of any other stockholder of Dune.

Under the DGCL, if we acquire, pursuant to the Offer, the exercise of the Top-Up Option or otherwise, at least 90% of the outstanding Shares on a fully-diluted basis, we would be able to consummate the Merger promptly as a “short-form” merger without prior notice to, action by or a vote of the Dune stockholders. Even if we do not own 90% of the outstanding Shares following consummation of the Offer, we could seek to purchase additional Shares in the open market in order to reach the 90% threshold.

The exact timing and details of the Merger will necessarily depend upon a variety of factors, including the number of Shares Eos acquires pursuant to the Offer and the satisfaction of the conditions to the Merger set forth in the Merger Agreement.

Appraisal Rights. No appraisal rights are available to Dune stockholders in connection with the Offer. However, if the Merger is consummated, a stockholder of Dune who has not tendered his, her or its Shares in the Offer or voted in favor of the Merger or consented thereto in writing and who has continued to hold his, her or its Shares at the time of the consummation of the Merger and otherwise complied with the applicable statutory procedures under Section 262 of the DGCL will be entitled to a judicial determination of the fair value of his, her or its Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of that fair value in cash, together with interest, if any, at the rate specified in Section 262 of the DGCL. Any such judicial determination of fair value would be based upon all relevant factors. The value so determined could be more or less than, or the same as, the Offer Price. The Merger Agreement also provides that any dilutive impact on the value of Shares as a result of the issuance of the Top-Up Shares and the consideration for the Top-Up Shares, as described above, will not be taken into account in any determination of the fair value of any Shares held by stockholders validly exercising their appraisal rights under Section 262 of the DGCL. Unless the court in its discretion determines otherwise for good cause shown, interest from the effective date of the Merger through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the Merger and the date of payment of the judgment.

If any Dune stockholder who demands appraisal under Section 262 of the DGCL fails to perfect or effectively withdraws or loses his, her or its right to appraisal and payment under the DGCL, that holder’s Shares will thereupon be deemed to have been converted as of the Effective Time into the right to receive the Merger Consideration in accordance with the Merger Agreement. A Dune stockholder may withdraw his, her or its demand for appraisal by delivery to Purchaser of a written withdrawal of his, her or its demand for appraisal within 60 days after the Effective Time or subsequently with the written approval of the surviving corporation. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of those rights.

THE PRESERVATION AND EXERCISE OF APPRAISAL RIGHTS REQUIRES STRICT ADHERENCE TO THE APPLICABLE PROVISIONS OF THE DGCL. FAILURE TO FULLY AND PRECISELY FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR THE PERFECTION OF APPRAISAL RIGHTS WILL RESULT IN THE LOSS OF THOSE RIGHTS. THE FOREGOING SUMMARY OF THE RIGHTS OF DISSENTING STOCKHOLDERS UNDER THE DGCL IS NOT A COMPLETE STATEMENT OF THE PROCEDURES TO BE FOLLOWED BY STOCKHOLDERS DESIRING TO EXERCISE ANY APPRAISAL RIGHTS AVAILABLE UNDER THE DGCL AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE DGCL.

APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO STOCKHOLDERS IF THE MERGER IS CONSUMMATED. STOCKHOLDERS WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE THOSE STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

14.	Dividends and Distributions.

The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time or the date, if any, on which the Merger Agreement is terminated, except with the prior written consent of Eos or as specifically contemplated or permitted by the Merger Agreement, Dune will not adjust, split, combine or reclassify its capital stock, will not make, declare or pay any dividend, and will not make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire any shares of its capital stock or any securities or obligations convertible into or exchangeable for any shares of its capital stock.

If, on or after the date of this Offer to Purchase, the outstanding Shares are changed into a different number of Shares by reason of any stock split, division, subdivision, stock dividend, reverse stock split, consolidation, reclassification, recapitalization or similar transaction, the Offer Price will be adjusted to the extent appropriate.

15.	Certain Conditions of the Offer.

Notwithstanding any other provision of the Offer or Merger Agreement, neither Eos nor Purchaser will be required to accept for purchase or, subject to any applicable rules and regulations of the SEC, pay for, and Eos and Purchaser may delay the acceptance for payment of, any Shares tendered pursuant to the Offer if any one or more of the following conditions has not been satisfied:

(i)           Minimum Tender Condition: Dune stockholders have validly tendered and not properly withdrawn prior to the expiration of the Offer a number of Shares that, together with the Shares then owned by Eos and its subsidiaries (including Purchaser), represents at least a majority of the then outstanding Shares on a fully diluted basis (the “Minimum Tender Condition”).

(ii)           Other Offer Conditions: None of the following conditions exists immediately before the expiration of the Offer (the “Other Offer Conditions”):

(a)           any order, decree, injunction or ruling restraining or enjoining or otherwise materially delaying or preventing the acceptance for payment of, or the payment for, some or all of the Shares or otherwise prohibiting consummation of the Offer shall have been issued by a governmental authority or any statute, rule or regulation shall have been enacted that prohibits or makes illegal the acceptance for payment of, or the payment for, some or all of the Shares;

(b)           (A) the representations and warranties of Dune set forth in Section 4.3(a) (Capitalization), Section 4.4(a) (Authorization) or Section 4.7 (Reports) of the Merger Agreement, without giving effect to materiality or “Company Material Adverse Effect” (defined below) qualifications, shall not be true and correct in all material respects at and as of immediately prior to the expiration of the Offer as if made at and as of such time (other than such representations and warranties that by their terms address matters only as of another specified time, which shall be true and correct in all material respects only as of such time) and (B) all of the remaining representations and warranties of Dune set forth in the Merger Agreement, without giving effect to materiality or “Company Material Adverse Effect” qualifications, shall not be true and correct at and as of immediately prior to the expiration of the Offer as if made at and as of such time (other than such representations and warranties that by their terms address matters only as of another specified time, which shall be true and correct only as of such time), except, with respect to this clause (B), where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, have a Company Material Adverse Effect;

(c)           Dune shall have breached or failed to perform in any material respect any of its covenants or obligations to be performed or complied with by it under the Merger Agreement prior to the Expiration Date;

(d)           Dune shall have failed to deliver to Eos a certificate signed by an executive officer of Dune dated as of the date on which the Offer expires certifying that the conditions specified in the immediately foregoing clauses (ii)(b) and (ii)(c) do not exist;

(e)           since the date of the Merger Agreement, any fact(s), circumstance(s), event(s), change(s), effect(s) or occurrence(s) shall have occurred, other than as set forth in the Dune’s Disclosure Letter delivered to Eos on the date of the Merger Agreement, which has or have had, individually or in the aggregate, a Company Material Adverse Effect;

(f)            prior to the purchase of Shares pursuant to the Offer, the Dune Board shall have withdrawn, modified or changed in a manner adverse to Eos and Purchaser, its recommendation of the Offer, the Merger or the Merger Agreement; or

(g)           the Merger Agreement shall have been terminated in accordance with its terms.

           The foregoing conditions are for the benefit of Eos and Purchaser and, regardless of the circumstances, may be asserted by Eos or Purchaser in whole or in part at any applicable time or from time to time prior to the Expiration Date, except that the conditions relating to receipt of any approvals from any governmental authority may be asserted at any time prior to the acceptance for payment of Shares, and all conditions (except for the Minimum Tender Condition) may be waived by Eos or Purchaser in its discretion in whole or in part at any applicable time or from time to time, in each case subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC.  The failure of Eos or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

           As used in the Merger Agreement, a “Company Material Adverse Effect” will be deemed to occur upon any change, effect, event, circumstance or occurrence with respect to the business, financial condition, results of operations, properties, assets, liabilities or obligations of Dune or its subsidiaries, that is, or would be reasonably expected to have a material adverse effect on the current or future business, assets, properties, liabilities or obligations, results of operations or financial condition of Dune and its subsidiaries, taken as a whole, or on the ability of Dune to perform in a timely manner its obligations under the Merger Agreement or consummate the transactions contemplated by the Merger Agreement;  provided that none of the following shall constitute, or shall be considered in determining whether there has occurred, and no event, circumstance, change or effect resulting from or arising out of any of the following shall constitute, a Company Material Adverse Effect: (i) any change or effect resulting from changes in general economic, regulatory or business conditions in the United States generally or in world capital markets, (ii) any change in general economic conditions that affect the industries in which Dune and its subsidiaries conduct their business, so long as such changes or conditions do not adversely affect Dune and its subsidiaries, taken as a whole, in a materially disproportionate manner relative to other similarly situated participants in the industries or markets in which they operate, (iii) any outbreak of hostilities or war (including acts of terrorism), natural disasters or other force majeure events, in each case in the United States or elsewhere, (iv) any change or effect that affects the oil and gas exploration and development industry generally (including changes in commodity prices, general market prices and regulatory changes affecting the oil and gas exploration and development industry generally), (v) any change in the trading prices or trading volume of Dune’s capital stock, in Dune’s credit rating or in any analyst’s recommendations with respect to Dune (but not, in each case, the underlying cause, unless the underlying cause was excepted by this definition), (vi) any failure by Dune to meet any published or internally prepared estimates of oil and gas reserves, earnings or other financial projections, performance measures or operating statistics (whether such projections or predictions were made by Dune or independent third parties), (vii) any adoption, implementation, promulgation, repeal, modification, reinterpretation or proposal of any rule, regulation, ordinance, order, protocol or any other applicable law of or by any national, regional, state or local governmental entity in the United States or elsewhere in the world, (viii) any changes in GAAP or accounting standards or interpretations thereof, (ix) any litigation arising from allegations of a breach of fiduciary duty or other violation of applicable law relating to the Merger Agreement or the transactions contemplated thereby, (x) any change or effect resulting from the announcement or pendency of the Merger Agreement, the Offer, the Merger or the other transactions contemplated thereby, (xi) the taking of any action at the request of Eos or Purchaser, (xii) any action or omission required or permitted by the Merger Agreement, (xiii) any action taken by Eos or Purchaser or (xiv) Dune’s failure to take any action restricted or prohibited by the Merger Agreement.

16.	Certain Legal Matters; Regulatory Approvals.

General. Except as described in this Section 16, based on its examination of publicly available information filed by Dune with the SEC and other available information concerning Dune, Purchaser is not aware of any governmental license or regulatory permit that appears to be material to Dune’s business that might be adversely affected by Purchaser’s acquisition of Shares as contemplated herein or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser or Eos as contemplated herein. Should any such approval or other action be required or desirable, Purchaser currently contemplates that, except as described below under “State Takeover Statutes,” that approval or other action will be sought. There can be no assurance that any such approval or other action, if needed, would be obtained (with or without substantial conditions) or that if necessary approvals were not obtained or those other actions were not taken, adverse consequences might not result to Dune’s business, any of which under certain conditions specified in the Merger Agreement could cause Purchaser to elect to terminate the Offer without the purchase of Shares thereunder. See Section 15—“Certain Conditions of the Offer.”

State Takeover Statutes. A number of states (including Delaware, in which Dune is incorporated) have adopted laws that purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or that have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, those states. Dune, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted such laws. Except as described herein, Purchaser is not aware of any of these laws that will, by their terms, apply to the Offer or the Merger, and Purchaser has not attempted to comply with any such laws. To the extent that certain provisions of these laws purport to apply to the Offer or the Merger, Purchaser believes that there are reasonable bases for contesting such laws. In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated in, and has a substantial number of stockholders in, the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. Federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. Federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In 1988, a U.S. Federal district court in Florida held, in Grand Metropolitan PLC v. Butterworth, that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

If any government official or third party seeks to apply any state takeover law to the Offer or the Merger or other business combination between Purchaser or any of its affiliates and Dune, Purchaser will take such action as then appears desirable, which action may include challenging the applicability or validity of the applicable statute in appropriate court proceedings. If it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In that case, Purchaser may not be obligated to accept for purchase, or pay for, any Shares tendered. See Section 15—“Certain Conditions of the Offer.”

Section 203 of the DGCL prevents certain “business combinations” with an “interested stockholder” (generally, any person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time that person became an interested stockholder, unless, among other things, prior to the time the interested stockholder became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became an interested stockholder.

Dune has represented to Eos and Purchaser that the Dune Board has taken all action necessary to exempt the Offer, the Merger, the Top-Up Option and the Transactions from applicable state or federal anti-takeover regulation (including Section 203 of the DGCL).

United States Antitrust Compliance. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”) and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division and the FTC and certain waiting period requirements have been satisfied. We do not believe the Offer or the Merger to be subject to these requirements.

At any time before or after Purchaser’s acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC could nonetheless take such action under the antitrust laws as either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer, or seeking the divestiture of Shares acquired by Purchaser or the divestiture of substantial assets of Dune or its subsidiaries or Eos or its subsidiaries. State attorneys general may also bring legal action under both state and Federal antitrust laws, as applicable. Private parties may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, regarding the result thereof.

Going Private Transactions. The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions, and which may under certain circumstances be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer. Purchaser believes that Rule 13e-3 will not be applicable to the Merger because it is anticipated that the Merger will be effected within one year following the consummation of the Offer and, in the Merger, stockholders will receive the same price per Share as that paid in the Offer.

Litigation. On September 24, 2014, a putative class action complaint was filed by Thomas Whatley, on behalf of himself and all others similarly situated, in the 55th Judicial District of Harris County, Texas against Marjorie L. Bowen, John R. Brecker, Michael R. Keener, Alexander A. Kulpecz, Jr., Robert A. Schmitz, James A Watt, Frank T. Smith, Jr. (the “Individual Defendants”), Dune, Eos, and the Purchaser, relating to the Offer and the Merger.  This suit was withdrawn by the plaintiff on October 1, 2014 upon a filing of a Notice of Nonsuit Without Prejudice.

On September 29, 2014, a second putative class action complaint was filed by Thomas Whatley, on behalf of himself and all others similarly situated, in the Court of Chancery of the State of Delaware against the Individual Defendants, Dune, Eos, and the Purchaser, relating to the Offer and the Merger.  The plaintiff alleges that the Individual Defendants, aided and abetted by Parent and the Purchaser, breached their fiduciary duties by agreeing to the Offer and Merger for inadequate consideration following a flawed selling process. Specifically, the plaintiff claims that in the past year the stock has traded as high as $1.60 and that the stock traded at $.41 per share the day before the Merger was announced.  Moreover, the plaintiff claims that the Individual Defendants breached their fiduciary duties of loyalty as certain of the Individual Defendants expect to become members of senior management of Eos after the Merger.  Additionally, plaintiff alleges the Individual Defendants breached their fiduciary duties by agreeing to overly restrictive deal protection measures such as a “no solicitation” provision; a “matching rights” provision; and a “termination fee” provision.

Plaintiff asserts two causes of action: (1) a claim against the Individual Defendants for breach of their fiduciary duties and (2) a claim against Dune, Eos and the Purchaser for aiding and abetting the Individual Defendants’ breach of their fiduciary duties. Plaintiff seeks injunctive relief and damages, including an injunction from consummating the transaction contemplated by the Merger Agreement, rescission of the transaction and the granting of rescissionary damages, an accounting, and attorneys’ and experts’ fees, in addition to other relief. Eos believes that the plaintiff’s allegations in each of these actions lack merit and intends to contest them vigorously in court.

The foregoing discussion of certain provisions of the DGCL and the Exchange Act is not a complete description of the DGCL or the Exchange Act or of those provisions thereof and is qualified in its entirety by reference to the DGCL and the Exchange Act.

17.	Fees and Expenses.

Dune has retained Okapi Partners, LLC as Information Agent in connection with the Offer, for which services it will receive customary compensation. The Information Agent may contact holders of Shares by mail, telephone, telex, telegraph and personal interview and may request brokers, dealers, commercial banks, trust companies and other nominees to forward material relating to the Offer to beneficial owners of Shares. Dune will pay the Information Agent reasonable and customary compensation for these services in addition to reimbursing the Information Agent for its reasonable out-of-pocket expenses. Dune has agreed to indemnify the Information Agent against certain liabilities and expenses in connection with the Offer. At the close of the Merger, Eos will pay Dune’s costs of closing the Transactions, including the Information Agent’s costs.

In addition, Eos has retained American Stock Transfer & Trust Company as the Depositary in connection with the Offer. Eos will pay the Depositary reasonable and customary compensation for its services in connection with the Offer, will reimburse the Depositary for its reasonable out-of-pocket expenses and will indemnify the Depositary against certain liabilities and expenses, including certain liabilities under the U.S. federal securities laws.

Except as set forth above, neither Eos nor Purchaser will pay any commissions or fees to any broker, dealer or other person for soliciting tenders of Shares pursuant to the Offer. Eos or Purchaser will reimburse brokers, dealers, commercial banks and trust companies and other nominees, upon request, for customary clerical and mailing expenses incurred by them in forwarding offering materials to their customers.

18.	Miscellaneous.

The Offer is being made solely by this Offer to Purchase and the accompanying Letter of Transmittal, and any amendments or supplements thereto, and is being made to all holders of Shares, except holders of Shares in any jurisdiction in which the making of the Offer would not be in compliance with the securities, blue sky or other laws of that jurisdiction. In those jurisdictions in which applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of those jurisdictions to be designated by Purchaser.

No person has been authorized to give any information or to make any representation on behalf of Eos or Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, that information or representation must not be relied upon as having been authorized. No broker, dealer, commercial bank, trust company or other nominee will be deemed to be the agent of Eos, Purchaser, the Depositary or the Information Agent for purposes of the Offer.

Eos and Purchaser have filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the Exchange Act, together with exhibits (including this Offer to Purchaser) furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, Dune has filed with the SEC a Schedule 14D-9, together with exhibits, pursuant to Rule 14d-9 under the Exchange Act, setting forth the recommendation of the Dune Board with respect to the Offer and the reasons for that recommendation and furnishing certain additional related information. A copy of those documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 8 —“Certain Information Concerning Dune” above.

EOS MERGER SUB, INC., A WHOLLY-OWNED SUBSIDIARY OF EOS PETRO, INC.

October 9, 2014

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF
EOS AND PURCHASER

1.           Directors and Executive Officers of Eos. The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Eos are set forth below. The business address and telephone number of each director and officer are care of Eos, 1999 Avenue of the Stars, Suite 2520, Los Angeles, CA 90067 and (310) 552-1555, respectively. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with Eos. None of the directors and officers of Eos listed below has, during the past five years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws. Except as noted below, all directors and officers listed below are citizens of the United States. Directors are identified by an asterisk.

Name	Current Principal Occupation or Employment and Five-Year Employment History
*Nikolas Konstant
Mr. Konstant is the Chairman of the Board and Chief Financial Officer of Eos. Mr. Konstant was President, Chief Executive Officer, Chief Financial Officer and Chairman of Eos Petro, Inc., a Nevada corporation, prior to its merger with Cellteck, Inc. in 2012, and continued on as the President, Chief Executive Officer, Chief Financial Officer and Chairman of the Board of Eos, the surviving corporation in such merger. Mr. Oring replaced Mr. Konstant as the Chief Executive Officer in 2013.  Mr. Konstant is also the sole director and officer of Purchaser. Mr. Konstant currently serves on the Cedars Sinai Board of Governors.  Mr. Konstant is also the Chairman of DreamWorks Children of the World a charitable organization for Children of the World.

*Martin Oring
Mr. Oring is Eos’ President, Chief Executive Officer and a member of the Board of Directors. Mr. Oring was appointed President and Chief Executive Officer on June 23, 2013.  He has been a board member of Eos since October 12, 2012, and prior to that was a board member of Eos Petro, Inc., a Nevada corporation from May to October, 2012. Mr. Oring has been a member of the board of directors of Searchlight Minerals Corp. since October 6, 2008, and its President and Chief Executive Officer since October 1, 2010.  He has served as President of Wealth Preservation, LLC since 2001.  Mr. Oring is also currently director and chief executive officer of PetroHunter Energy Corporation, and previously director of Parallel Petroleum Corporation.  Prior to that, he served as Managing Director, Executive Services at Prudential Securities, Inc., from 1998 until 2001.

*John Hogg
Mr. Hogg, a Canadian citizen, is a director of Eos. He has been a board member of Eos since October 12, 2012, and from May to October 2012 was a board member of Eos Petro, Inc., a Nevada corporation. Mr. Hogg was Vice President of Exploration and Operation and an officer’s at MGM Energy Corporation, from 2007-2014.  Mr. Hogg currently owns Skybattle Resources Ltd., and has also served as a Director for Windsor Energy Inc. since 2008.

*John Mitola
Mr. Mitola is a director of Eos. He has been a board member of Eos since October 12, 2012, and prior to that was a board member of Eos Petro, Inc., a Nevada corporation from May to October, 2012. In 2012, Mr. Mitola was also the President of Plethora Energy, Inc., a wholly owned subsidiary of Eos.  Mr.  Mitola was named President and director of Juhl Wind, Inc. since 2008.  Prior to that he was managing partner for Kingdale Capital International.  He currently owns Quantum Advisors, LLC.  Prior to that, he served as Chairman of the Illinois Toll Highway Authority from 2003 to 2009.

2.           Directors and Executive Officers of Purchaser. The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Purchaser are set forth below. The business address and telephone number of each director and officer are care of Eos, 1999 Avenue of the Stars, Suite 2520, Los Angeles, CA 90067 and (310) 552-1555,  respectively. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with Purchaser. None of the directors and officers of Purchaser listed below has, during the past five years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws. Except as noted below, all directors and officers listed below are citizens of the United States.

I-1

Name	Current Principal Occupation or Employment and Five-Year Employment History
*Nikolas Konstant
Mr. Konstant was President, Chief Executive Officer, Chief Financial Officer and Chairman of Eos Petro, Inc., a Nevada corporation, prior to its merger with Cellteck, Inc. in 2012, and continued on as the President, Chief Executive Officer and Chairman of the Board of Eos, the surviving corporation in such merger. Mr. Oring replaced Mr. Konstant as the Chief Executive Officer in 2013.  Mr. Konstant is also the sole director and officer of Purchaser. Mr. Konstant currently serves on the Cedars Sinai Board of Governors.  Mr. Konstant is also the Chairman of DreamWorks Children of the World a charitable organization for Children of the World.

I-2

The Letter of Transmittal and Share Certificates and any other required documents should be sent or delivered by each record stockholder or the stockholder’s broker, dealer, commercial bank, trust company or nominee to the Depositary. Stockholders submitting Share Certificates representing Shares to be tendered must deliver those Share Certificates together with the Letter of Transmittal and any other required documents by mail or overnight courier. Facsimile copies of Share Certificates or Letters of Transmittal will not be accepted. The Letter of Transmittal and Share Certificates evidencing Shares and any other required documents should be sent or delivered by each stockholder or his, her or its broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below.

The Depositary for the Offer is:

If delivering by mail: American Stock Transfer & Trust Company Operations Center Attn: Reorganization Department P.O. Box 2042 New York, New York 10272-2042	If delivering by hand or courier: American Stock Transfer & Trust Company Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219
Questions or requests for assistance may be directed to the Information Agent at the telephone number, email address and address set forth below. Questions or requests for assistance or additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may also be addressed to the Information Agent. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

437 Madison Avenue, 28th Floor
New York, New York 10022

Banks and Brokerage Firms, Please Call: (212) 297-0720
Stockholders and All Others, Call Toll Free: (855) 305-0856
Email: info@okapipartners.com